3/10


05007721

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Shiseido Company

*CURRENT ADDRESS

PROCESSED

MAY 1 3 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3911 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 5/11/05

The Figures for this Financial Statement are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report and Facts & Figures issued by our company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2005

AR/S
3-31-05

Shiseido Company, Ltd.
Listing: Tokyo Stock Exchange, First Section
Code Number: 4911
URL: http://www.shiseido.co.jp/e/
Head Office: 7-5-5, Ginza, Chuo-ku, Tokyo, Japan
Date of Board Meeting for Consolidated Settlement of Accounts: April 27, 2005

1. Performance in Fiscal 2005 (April 1, 2004–March 31, 2005)

* Amounts under one million yen have been rounded down.

(1) Results

(Millions of yen, except for per share figures)

	Net Sales	Income from Operations	Ordinary Income
Fiscal 2005	639,828 (+2.5%)	28,219 (–27.7%)	30,574 (–14.7%)
Fiscal 2004	624,248 (+0.5%)	39,052 (–20.3%)	35,852 (–22.8%)

	Net Income	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)	Return on Equity (%)	Ordinary Income/ Total Assets (%)	Ordinary Income/ Net Sales (%)
Fiscal 2005	–8,856 (—)	–21.50	—	–2.4	4.6	4.8
Fiscal 2004	27,541 (+12.4%)	64.94	64.94	7.6	5.6	5.7

Notes: 1. Loss from investment in subsidiaries and affiliated accounted for by the equity method
Fiscal 2005: ¥21 million
Fiscal 2004: –¥1,072 million
2. Average number of shares outstanding (consolidated)
Fiscal 2005: 414,218,988
Fiscal 2004: 414,722,940
3. Changes in accounting methods: Not applicable
4. Numbers in parentheses alongside net sales, income from operations, ordinary income, and net income indicate percentage increase/decrease over previous corresponding term.

(2) Financial Position (Year-end)

(Millions of yen, except for per share figures)

	Total Assets	Shareholders' Equity	Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Fiscal 2005	701,094	359,003	51.2	866.46
Fiscal 2004	626,730	374,549	59.8	903.74

Note: Number of shares outstanding at year-end (consolidated):
Fiscal 2004: 414,317,445
Fiscal 2003: 414,286,976

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Year-End
Fiscal 2005	52,433	–24,900	17,421	108,280
Fiscal 2004	47,074	–43,033	–45,884	59,364

(4) Description of Consolidation and Scope of Application for Equity Method

Number of consolidated subsidiaries: 97

Number of nonconsolidated subsidiaries to which equity method applies:—

Number of affiliates to which equity method applies: 3

(5) Changes in Consolidation and Scope of Application for Equity Method

Newly consolidated companies: 9

Excluded consolidated companies: 3

Newly included under equity method: —

Excluded under equity method: 2

2. Projections for Fiscal 2006 (April 1, 2005–March 31, 2006)

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
Interim	318,000	12,000	1,000
Full Year	650,000	31,000	10,000

Reference: Projected consolidated net income per share (full year): ¥24.14.

Please refer to pages 18 to 21 for information on preconditions underlying the above estimates and other related information.

1. The Shiseido Group

The Shiseido Group (the Group) consists of the parent company, 101 subsidiaries, and five affiliated companies. Those companies are mainly engaged in manufacture and sale of cosmetics, toiletries, beauty salon products, food, and pharmaceuticals. Their business activities also include research and development and other services related to their products.

The positioning of various members of the Group and their business segments are shown in the diagram below.

Business Category	Main Activities	Principal Companies	
Cosmetics	Manufacture and sale of cosmetics and cosmetics accessories	Domestic	Shiseido Company, Ltd. Shiseido Sales Co., Ltd. Shiseido FITIT Co., Ltd. Plus: 16 consolidated subsidiaries 2 affiliated companies (equity method applicable) (TOTAL: 21 companies)
		Overseas	Shiseido International Corporation Shiseido Cosmetics (America) Ltd. Shiseido America Inc. Shiseido Europe S.A. Shiseido Deutschland GmbH Beauté Prestige International S.A. Shiseido International France S.A.S. Shiseido China Co., Ltd. Shiseido Dah Chong Hong Cosmetics Ltd. Taiwan Shiseido Co., Ltd. Shiseido Liyuan Cosmetics Co., Ltd. Plus: 42 consolidated subsidiaries (TOTAL: 53 companies)
Toiletries	Manufacture and sale of toiletries	Domestic	Shiseido Company, Ltd. FT Shiseido Co., Ltd. 3 other consolidated subsidiaries (TOTAL: 5 companies)
		Overseas	Taiwan FTS Co., Ltd. (TOTAL: 1 company)
Others	Manufacture and sale of beauty salon products, food, and pharmaceuticals Sale of clothing and accessories Restaurant business Real estate management and sale	Domestic	Shiseido Company, Ltd. Shiseido Professional Co., Ltd. Shiseido Beauty Salon Co., Ltd. Shiseido Pharmaceutical Co., Ltd. The Ginza Co., Ltd. Shiseido Parlour Co., Ltd. Shiseido Real Estate Development Co., Ltd. 9 other consolidated subsidiaries (TOTAL: 16 companies)
		Overseas	Zotos International, Inc. 5 other consolidated subsidiaries 1 affiliated company (equity method applicable) (TOTAL: 7 companies)
Nonconsolidated subsidiaries		Domestic	1 nonconsolidated subsidiary (TOTAL: 1 company)
		Overseas	3 nonconsolidated subsidiaries (TOTAL: 3 companies)
Affiliated companies (equity method not applicable)		Overseas	2 affiliated companies (equity method not applicable) (TOTAL: 2 companies)

Note: The parent company, which is engaged in multiple businesses, is included in the totals for principal companies in each business category.

The business structure of the Group is illustrated below.



Domestic customers
Overseas customers
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Cosmetics
Sales companies
9 consolidated subsidiaries
Shiseido Sales Co., Ltd.
+8 consolidated subsidiaries
Sales companies
4 consolidated subsidiaries
Shiseido FITIT Co., Ltd.
+3 consolidated subsidiaries
Import and sales companies
3 consolidated subsidiaries
1 affiliate (equity method applicable)
Manufacturing companies
2 consolidated subsidiaries
1 affiliate (equity method applicable)
Shiseido Company, Ltd. (manufacturing and sales company)
Holding companies
4 consolidated subsidiaries
Shiseido International Corporation
Shiseido Europe S.A.
Shiseido China Co., Ltd.
+1 consolidated subsidiary
Sales companies
41 consolidated subsidiaries
Shiseido Cosmetics (America) Ltd.
Shiseido Deutschland GmbH
Beauté Prestige International S.A.
Shiseido Dah Chong Hong Cosmetics Ltd.
+37 consolidated subsidiaries
Manufacturing companies
3 consolidated subsidiaries
Shiseido America Inc.
Shiseido International France S.A.S.
+1 consolidated subsidiary
Manufacturing companies
5 consolidated subsidiaries
Taiwan Shiseido Co., Ltd.
Shiseido Liyuan Cosmetics Co., Ltd.
+3 consolidated subsidiaries
Toiletries
Sales company
1 consolidated subsidiary
FT Shiseido Co., Ltd.
Sales company
1 consolidated subsidiary
Manufacturing company
1 consolidated subsidiary
Sales company
1 consolidated subsidiary
Sales company
1 consolidated subsidiary
Others
Sales companies
5 consolidated subsidiaries
Shiseido Professional Co., Ltd.
Shiseido Pharmaceutical Co., Ltd.
The Ginza Co., Ltd.
+2 consolidated subsidiaries
Manufacturing and sales company
1 consolidated subsidiary
Companies in services, real estate, etc.
9 consolidated subsidiaries
Shiseido Beauty Salon Co., Ltd.
Shiseido Parlour Co., Ltd.
Shiseido Real Estate Development Co., Ltd.
+6 consolidated subsidiaries
Sales companies
3 consolidated subsidiaries
Holding company
1 consolidated subsidiary
Manufacturing and sales company
1 consolidated subsidiary
Zotos International, Inc.
Companies in services, real estate, etc.
1 consolidated subsidiary
1 affiliate (equity method applicable)
1 domestic nonconsolidated subsidiary
3 overseas nonconsolidated subsidiaries
2 overseas affiliates (equity method not applied)

Note: ——▶ finished products ---▶ Semifinished products
Arrows represent main transactions.

Subsidiaries and Affiliated Companies

Name	Address	Capitalization (¥1,000)	Business Category	Voting Rights Held by Company	Relationship with Company
Consolidated Subsidiaries					
Shiseido Sales Co., Ltd. *1 *2 *3	Minato-ku, Tokyo	100,000	Cosmetics	100.0	Buyer of cosmetics, etc. Rents Company's buildings and land Rents buildings and land to Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido FITIT Co., Ltd. *1	Chuo-ku, Tokyo	10,000	Cosmetics	100.0	Buyer of cosmetics Concurrent directors: Yes; Transferred/concurrent employees: Yes
FT Shiseido Co., Ltd.	Chuo-ku, Tokyo	110,000	Toiletries	100.0	Buyer of toiletry products Rents Company's buildings Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Professional Co., Ltd.	Chuo-ku, Tokyo	250,000	Others	100.0	Buyer of professional products Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Beauty Salon Co., Ltd.	Chuo-ku, Tokyo	295,000	Others	100.0	No sales transactions with Company Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Parlour Co., Ltd.	Chuo-ku, Tokyo	2,714,500	Others	99.3	Supplier of foods Rents Company's buildings and equipment Rents buildings to Company Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
The Ginza Co., Ltd.	Chuo-ku, Tokyo	490,000	Others	96.9	Buyer of cosmetics, clothes, and accessories, etc. Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Pharmaceutical Co., Ltd.	Chuo-ku, Tokyo	100,000	Others	100.0	Buyer of pharmaceuticals Rents Company's buildings Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Real Estate Development Co., Ltd.	Chuo-ku, Tokyo	495,000	Others	100.0	Real estate management Rents Company's land and equipment Rents land to Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido International Corporation *1	Delaware, U.S.A.	(US$1,000) 303,070	Cosmetics	100.0	External debt and bonds guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido America Inc.	New York, U.S.A.	(US$1,000) 28,000	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Cosmetics (America) Ltd.	New York, U.S.A.	(US$1,000) 15,000	Cosmetics	100.0 (100.0)	Buyer of cosmetics, etc. Rent payment guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Europe S.A. *1 *4	Paris, France	(EUR1,000) 234,893	Cosmetics	100.0	Buyer of cosmetics, etc. Bonds guaranteed by Company Concurrent directors: Yes; Transferred/concurrent employees: Yes

Name	Address	Capitalization (¥1,000)	Business Category	Voting Rights Held by Company	Relationship with Company
Shiseido International France S.A.S.	Paris, France	(EUR1,000) 36,295	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Beauté Prestige International S.A.	Paris, France	(EUR1,000) 17,760	Cosmetics	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Deutschland GmbH	Dusseldorf, Germany	(EUR1,000) 5,200	Cosmetics	100.0 (100.0)	No sales transactions with Company Rent payment guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido China Co., Ltd.	Shanghai, China	(CNY1,000) 353,006	Cosmetics	100.00	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes
Taiwan Shiseido Co., Ltd.	Taipei, Taiwan	(NT$1,000) 1,154,588	Cosmetics	51.0	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Liyuan Cosmetics Co., Ltd.	Beijing, China	(CNY1,000) 94,300	Cosmetics	61.0 (40.9)	Buyer cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Dah Chong Hong Cosmetics Ltd.	Hong Kong, China	(HK$1,000) 123,000	Cosmetics	50.0	Buyer of cosmetics Concurrent directors: None; Transferred/concurrent employees: Yes
Zotos International, Inc.	Connecticut, U.S.A.	(US$1,000) 25,000	Others	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
76 others	—	—	—	—	—
Equity Method Applied Companies					
3 companies	—	—	—	—	—

Notes: 1. The relevant business category within Group operations is listed under the Business Category column.

2. Figures in parentheses in the Voting Rights Held by Company column indicate the share of indirect voting rights.
3. None of the above prepare annual financial reports.
4. *1 refers to "designated subsidiary"
5. *2 refers to companies that post net sales (excluding intra-group transactions) accounting for over 10% of consolidated net sales.
6. *3: On January 9, 2005, Shiseido Sales Co,. Ltd., reduced its capital by ¥1,490,264 thousand, from ¥1,590,264 thousand to ¥100,000 thousand. On April 1, 2005, that company also absorbed Shiseido Retail Support Co., Ltd. (short-form merger).
7. *4: On April 1, 2005, Shiseido Europe S.A. split off and transferred its business functions to Shiseido Trading S.A., then changed its name to Shiseido International Europe S.A., now a dedicated holding company.

2. Management Policies

(1) Basic Corporate Policies

Since its establishment in 1872, Shiseido (the Company) has consistently modeled its corporate management on the spirit of "contributing to beauty and health of numerous customers, thus benefiting them and society in general." Based on this spirit, we will seek to "remain a company that makes a lasting contribution to customers around the world."

Underscoring this basic policy is our commitment to earning the support of our various stakeholders—customers, business partners, shareholders, employees and society in general—as a "valuable corporation" in the belief that creating value together improves corporate value in the long term and helps maximize shareholder value.

We also believe that improving the value of the ***SHISEIDO*** corporate brand will be key to enhancing corporate value in the 21st century. In addition to raising economic value, improving corporate value will crucially depend on how we fulfill our social responsibilities as a corporation and how we address environmental issues.

(2) Basic Income Distribution Policy

Our "total shareholder return" policy emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating cash flows from operations we prioritize (a) strategic investments linked to renewed growth, and (b) stable dividends and flexible implementation of share buybacks.

We have established a "total return ratio," which represents the amount of profits returned to shareholders—the sum of dividends paid and share buybacks—as a proportion of consolidated net income. We hope to achieve a 60% total return ratio in the medium term while increasing its fraction of dividends.

(3) Perspectives and Policies Concerning Reducing Minimum Share Unit

We acknowledge that reducing the minimum share unit for investors is an effective way to raise liquidity of the Company's shares and broaden our shareholder base. In considering this measure, we will evaluate the appropriate timing, taking into account our business performance, share price movements, number of shareholders and shareholder composition, as well as initial costs and increased operating expenses that would accompany such a reduction.

(4) Medium- and Long-Term Management Strategies and Numerical Management Targets

In order to transform ourselves into a globally competitive cosmetics company, Shiseido is seeking to create a structure capable of consistently generating an operating income ratio (ratio of income from operations to net sales) of at least 10%. By enhancing profitability, we will also pursue steady increases in return on equity (ROE).

In our new medium-term business plan, covering the three-year period from April 2005, we are targeting an operating income ratio of at least 8%, which we plan to achieve by ensuring increased growth and raising profitability.

(5) Issues to Be Addressed

Our priority is to expand our growth potential in both domestic and overseas markets while enhancing profitability in order to achieve high profit ratios needed to prevail amid global competition. To this end, we have identified three strategies for raising our growth potential in the three-year plan: (a) Reform our domestic marketing activities; (b) Accelerate the expansion of our China business; and (c) Implement drastic restructuring aimed at generating funds to implement these growth strategies and improving profitability.

With respect to reforming our domestic marketing activities, we will focus on our brands, which are a valuable assets that link the Company with its customers. Specifically, we will further develop the brand concentration strategy that we have promoted to date and formulate brand strategies that transcend the scope of cosmetics and toiletries. At the same time, we will establish "broad and strong" brands that win in their respective categories through brand integration and focused allocation of marketing costs. In addition, we will step up strategic investments in the health & beauty care and direct marketing markets, which are prominent growth sectors for the future.

As for accelerating the expansion of our China business, we will pursue sales channel-specific marketing in China, our most important strategic market overseas. For example, we will actively spread our voluntary chainstore business, while strengthening advertising and sales promotions for department stores. Moreover, we will continue establishing a solid foundation for promoting our business, including creation of sales, production, and distribution systems.

Our third strategy of implementing drastic restructuring is designed to facilitate procurement of ample funds to effectively implement the other two strategies, while also raising profitability. To this end, we will expedite reforms of our toiletries business, where competition is fierce. We will work to establish a marketing system that transcends the scope of the toiletries and cosmetics businesses. We will transform ourselves into a more profit-centered organization through extensive streamlining, including the downsizing or withdrawal of brands and businesses that contribute little to earnings. In other businesses as well, we will withdraw unprofitable brands and businesses. In addition, we will continue reorganizing production facilities as part of our effort to minimize costs.

We will also strive to create a framework conducive to implementing the above strategies effectively and swiftly. From this perspective, we will improve the soundness and transparency of governance by undertaking concrete corporate governance reforms in the lead-up to the start of our new management team in July 2005. (For information about governance, please refer to the "Corporate Governance: Basic Stance and Progress" section below.) At the same time, we will further reform our personnel systems, having successfully implemented our Special Early Retirement Incentive Plan in the year under review. We will reassess our methods for selecting and hiring young employees and actively promote women to management positions. In these and other ways, we will work to develop and nurture the people who will take the Company into the future.

(6) Corporate Governance: Basic Stance and Progress

We are heavily committed to our various stakeholders, including customers, business partners, shareholders, employees, and society in general. At the same time, we recognize that maximizing shareholder value is key to our governance policy targeting sustained earnings growth. For this reason, we are working to reinforce our corporate governance.

With only seven members, the Board of Directors is able to make decisions swiftly. The Board meets every month to discuss all of the important issues facing the Company. We have also introduced a corporate officer system in order to clarify and separate the functions of Board members (decision-making and supervision) from the functions of corporate officers (business execution). In addition, the Corporate Executive Officer Committee serves to facilitate transfer of authority to corporate officers and further clarify responsibilities. Chaired by the President (who also serves as Chief Executive Officer and Chief Operating Officer), the Corporate Executive Officer Committee meets to resolve operational issues of the corporate officers according to basic policies decided by the Board of Directors. The term of each director or officer is one year.

The Company has a corporate auditor system. The Board of Auditors consists of two permanent auditors, as well as two external auditors with no vested interest in the Company. Corporate auditors attend Board of Directors meetings and other important meetings to monitor the directors' business performance from the standpoint of legal compliance and appropriateness. In addition, the Internal Audit Department conducts internal audits to determine the effectiveness of internal control systems and efficiency of business procedures. The results of such audits are reported to the Board of Directors and Board of Auditors.

The Company uses ChuoAoyama Audit Corporation as its certified public accountant to conduct accounting audits. We hold regular meetings among corporate auditors, the Internal Audit Department, and accounting auditors to ensure the most effective auditing.

We have also set up the Advisory Board, with six eminent persons from outside the Company, as an advisory body to the Board of Directors, and the Remuneration Committee, which is chaired by an external member. Both entities were established to improve transparency and objectivity of management and meet three times a year, in principle.

The Company recognizes that positioning corporate social responsibility (CSR) as a core component of corporate strategies will become crucial to a corporation's sustainability. For this reason, we have set up a number of Companywide entities, including the CSR Committee, Corporate Ethics Committee, and Personal Information Protection Committee. Another is the Risk Management Committee, whose mission is to prevent, identify, manage, and address the various risks surrounding the Company.

From July 2005, we will step up the activities of these committees by placing them under the direct jurisdiction of the Board of Directors.

The Company's corporate governance system is shown in the diagram below.



Annual Meeting of Shareholders
Proposal of important items based on laws
Appointment, retirement
Appointment, retirement
Board of Directors, Shiseido Company, Limited
Audit
Board of Auditors
Committees under the Board of Directors (July 2005)
Report
Supervision
Advisory Board
Remuneration Committee
Corporate Executive Officer Committee
Policy Meeting of Corporate Officers
Proposal of important items based on laws
Resolution, approval
Proposal
Resolution, approval
Decision-Making Meeting of each Corporate Officer

With respect to directors' and corporate auditors' remuneration, as of the June 2004 General Meeting of Shareholders, the Company abolished its retirement benefit system, and in the fiscal year ending March 2006 has been phasing in a new system. The new system has three components—basic remuneration, bonus, and stock options—and the performance-linked portions, which depend on achievement level of performance targets and stock price, together account for 50% of total remuneration (30% under the old system). The performance-linked portions consist of an annual bonus based on each year's performance; medium-term incentive stock options, which are exercisable if three-year plan targets are met; and long-term incentive stock options, primarily aimed at fostering a profit-based awareness from the perspective of stockholders. The new system is designed to provide medium- and long-term perspectives, not just a single-year focus, and to motivate management to become more aware of the Company's business performance and stock price.

The following table shows remuneration paid to directors and corporate auditors in the year under review.

[Remuneration to Directors and Corporate Auditors]

(Persons; Millions of yen)

	Directors		Corporate Auditors		Total	
	No. of recipients	Amount	No. of recipients	Amount	No. of recipients	Amount
Remuneration based on Articles of Incorporation or resolution of Annual Meeting of Shareholders	9	231	4	91	13	322
Profit-sharing bonuses to directors	7	56	—	—	7	56
Total		287		91		378

Notes: 1. Remuneration based on Articles of Incorporation or resolution of Annual Meeting of Shareholders
Remuneration for directors was within the limit of ¥30 million per month as per resolution of the 89th Annual Meeting of Shareholders (June 29, 1989), pursuant to Article 269.1.1 of the Commercial Code of Japan.
Remuneration for corporate auditors was within the limit of ¥8 million per month as per resolution of the 95th Annual Meeting of Shareholders (June 29, 1995).
2. At fiscal year-end, the Company has 7 directors and 4 corporate auditors. The recipient numbers in the above table include 2 retiring directors.

[Remuneration to be Paid to Accounting Audit Firm]

(Millions of yen)

	Amount
(1) Total amount to be paid by the parent company and its subsidiaries to the accounting audit firm	100
(2) Of (1), the amount to be paid for audit certification services pursuant to Article 2.1 of the Certified Public Accountants Law	97
(3) Of (2), the amount to be paid by the Company to its accounting audit firm	63

Note: The agreement between the Company and its accounting audit firm does not distinguish between remuneration for audits based on the Law Concerning Special Exemptions to the Commercial Code Related to Audits, etc. of Joint Stock Corporations and remuneration for audits based on the Securities and Exchange Law. For this reason, the figure for (3) in the above table includes remuneration for audits based on the Securities and Exchange Law.

3. Performance and Financial Position

3.1 Fiscal 2005 Overview

(1) Performance

In the fiscal period under review (year ended March 31, 2005), consolidated net sales rose steadily, increasing by 2.5% year-on-year. Domestic sales edged up 0.5%, but overseas sales grew 8.2%, driven by strong growth in China.

Income from operations fell 27.7%. This was due mainly to an increase in advertising and sales promotion costs, centering on the Company's domestic cosmetics business.

Reflecting the decline in income from operations, the Company posted a 14.7% fall in ordinary income. The Company also recorded a net loss of ¥8,860 million, due to the adoption of our Special Early Retirement Incentive Plan, which incurred an extraordinary loss.

Consolidated Performance

(Millions of yen)

	Fiscal 2005	Percent of Net Sales	Fiscal 2004	Percent of Net Sales	Increase/Decrease over Fiscal 2004	
					Amount	% change
Cosmetics	504,760	78.9%	489,587	78.4%	+15,172	+3.1%
Toiletries	60,499	9.5%	66,396	10.7%	–5,897	–8.9%
Others	74,568	11.6%	68,264	10.9%	+6,304	+9.2%
Net Sales	639,828	100.0%	624,248	100.0%	+15,580	+2.5%
Domestic Sales	464,152	72.5%	461,851	74.0%	+2,301	+0.5%
Overseas Sales	175,676	27.5%	162,397	26.0%	+13,279	+8.2%
Income from Operations	28,219	4.4%	39,052	6.3%	–10,833	–27.7%
Ordinary Income	30,574	4.8%	35,852	5.7%	–5,278	–14.7%
Net Income	–8,856	–1.4%	27,541	4.4%	–36,397	—
Consolidated Income/ Nonconsolidated Income	—		1.74 times			

Nonconsolidated Performance

(Millions of yen)

	Fiscal 2005	Percent of Net Sales	Fiscal 2004	Percent of Net Sales	Increase/Decrease over Fiscal 2004	
					Amount	% change
Cosmetics	202,553	83.3%	192,035	88.0%	+10,518	+5.5%
Toiletries	21,833	9.0%	11,899	5.4%	+9,933	+83.5%
Others	18,645	7.7%	14,320	6.6%	+4,325	+30.2%
Net Sales	243,032	100.0%	218,255	100.0%	+24,777	+11.4%
Income from Operations	5,728	2.4%	16,929	7.8%	–11,200	–66.2%
Ordinary Income	17,419	7.2%	22,760	10.4%	–5,341	–23.5%
Net Income	746	0.3%	15,803	7.2%	–15,057	–95.3%

(2) Financial Position

Net cash provided by operating activities amounted to ¥52.4 billion, which was sufficient to compensate for the ¥24.9 billion in net cash used in investing activities. During the period, the Company allocated capital expenditures toward renovating and upgrading existing facilities, as well as establishing new facilities in line with its factory reorganization. As a result, purchases of fixed assets were ¥24.0 billion. Net cash provided by financing activities was ¥17.4 billion, due largely to the issue of straight bonds.

As a result, cash and cash equivalents at year-end amounted to ¥108.3 billion, up ¥48.9 billion from a year earlier. Due to the substantial amount of early retirement benefit payments, we expect overall cash flows to be negative in the next fiscal year, which will decrease the Company's year-end capital.

Consolidated Cash Flows (Summary)

(Billions of yen)

Cash and Cash Equivalents at Beginning of Term	59.4
Net Cash Provided by Operating Activities	52.4
Net Cash Used for Investing Activities	–24.9
(Investments in Fixed Assets)	(–24.0)
Net Cash Used for Financing Activities	17.4
Net Change in Cash and Cash Equivalents	48.9
Cash and Cash Equivalents at End of Term	108.3

*Investments in Fixed Assets (Billions of yen)

Aquisition of Property, Plant, and Equipment	–19.6
Increase in Intangibles	–4.3

For the past four years, the equity ratio has been above 50% based on book value, or around 80% based on market values. Liability-related indicators over the past four years have been maintained at an ample level.

Cash flow indexes

	Fiscal 2002	Fiscal 2003	Fiscal 2004	Fiscal 2005
Equity Ratio (%)	52.1	53.3	59.8	51.2
Equity Ratio Based on Market Price (%)	83.9	73.3	89.6	83.6
Debt Repayment Term (Years)	2.7	1.5	1.4	1.8
Interest Coverage Ratio (%)	18.7	30.0	18.2	22.1

Notes:
1. Equity ratio: Shareholders' equity ÷ Total assets
   Equity ratio based on market price: Market value of total stock ÷ Total assets
   Debt repayment term: Interest-bearing debt ÷ Operating cash flows
   Interest coverage ratio: Operating cash flows ÷ Interest paid
2. Each index is calculated based on consolidated financial figures.
3. Market value of total stock is calculated by multiplying the stock price (closing price at the end of the term) by the number of shares outstanding at the end of the term (after deduction of treasury stock).
4. Interest-bearing debt refers to all debt that incurs interest (listed in Consolidated Balance Sheets). For interest paid, amounts shown in the Consolidated Statements of Cash Flows are used.

(3) Consolidated Segment Information

(a) Cosmetics

(Millions of yen)

	Fiscal 2005	Fiscal 2004	Increase/Decrease over Fiscal 2004	
			Amount	% change
Domestic	348,672	347,669	+1,003	+0.3%
Overseas	156,087	141,917	+14,169	+10.0%
Cosmetics Sales from Outside Customers	504,760	489,587	+15,172	+3.1%
Sales and Transfer Account from Intersegment Transactions	4,641	3,615	—	
Total Cosmetics Sales	509,401	493,203		
Income from Operations in Cosmetics Division Percent of Category Sales	38,462 7.6%	47,852 9.7%	–9,389 –2.1%	–19.6%

■ **Sales**

Domestic sales of cosmetics edged up 0.3%. During the year, the Company made proactive marketing expenditures and strengthened its product, promotional, and sales capabilities. Specifically, we increased advertising spending for core brands, delivered new levels of value via powerful new products, and reinforced our counseling capabilities by increasing the number of sales-counter employees. As a result, at the prestige end of the cosmetics market, centering on counseling activities, both skincare and makeup products performed favorably, generating higher sales than the previous year. In the mid-level, self-selection category, however, sales struggled due to languishing demand for men's and other products.

Overseas cosmetics sales grew 10.0% on a yen-denominated basis and 11.6% in local currency terms. During the period, sales in all regions were solid, with China, our most important overseas market, playing the lead role. In addition to our mainstay ***SHISEIDO*** brand, sales of fragrances sold by Beauté Prestige International S.A. (BPI), as well as of non-Shiseido brands, notably ***NARS*** and ***ZIRH,*** were solid.

■ **Income from Operations**

During the year, the Company made proactive strategic investments targeting growth, both in Japan and overseas. The increase in such expenses exceeded the positive effects of higher revenue, causing income from cosmetics operations to decline 19.6%.

■ **Major new products**

Counseling: ***Clé de Peau Beauté*** (renewal of high-function line of top-end brand, with addition of high-function, anti-aging line), ***Bénéfique*** (new skin-lightening line for voluntary chain stores; addition of cream integrating coenzyme Q10), ***Pieds Nus*** (new rouge, ***Lip Neo,*** added to mainstay makeup brand), ***Sinoadore*** (new skincare line incorporating Chinese medicine), ***Shiseido Men*** (highly functional skincare brand for men), ***& Face*** (new skincare brand that give the face an attractive, smooth appearance)

Self-selection: ***Medicated Adenogen*** (new hair-growth agent), ***Tiss*** (new makeup remover for face-cleansing line)

Overseas: ***Issey Miyake*** (fragrances, including ***L'Eau Bleue,*** a new line for men)

(b) Toiletries

(Millions of yen)

	Fiscal 2005	Fiscal 2004	Increase/Decrease over Fiscal 2004	
			Amount	% change
Domestic Overseas	58,564 1,935	65,357 1,039	–6,793 +896	–10.4% +86.2%
Toiletries Sales from Outside Customers	60,499	66,396	–5,897	–8.9%
Sales and Transfer Account from Intersegment Transactions	1,199	963	—	
Total Toiletries Sales	61,698	67,359		
Income from Operations in Toiletries Division Percent of Category Sales	–4,733 –7.7%	432 0.6%	–5,165 –8.3%	—

■ **Sales**

Sales of toiletries declined 8.9%.

In the year under review, the market environment remained difficult as competition among manufacturers in the domestic haircare market remained intense. In response, we undertook marketing aimed at highlighting the value of our products, centering on haircare, body soaps, and other core products. In the mainstay shampoo and conditioner category, we promoted widespread acceptance of our new ***Fino*** line, and we revamped our core ***Super Mild*** line. However, overall sales in haircare category struggled amid intense competition market, and we also made efforts to suppress distributors' inventories in the market. Consequently, overall domestic sales of toiletries declined.

Overseas, we are actively engaged in expanding our sales channels in China, which we entered in the previous fiscal year.

■ **Income from Operations**

Amid declining revenues in the segment, shipments of products with a high cost ratio increased, and we also enhanced advertising. As a consequence, the Company reported a loss from its toiletries operations.

■ **Major New Products**

Super Mild (renewal of shampoo/conditioner line), ***Fino*** (renewal of new-value haircare line), ***Kuyura*** (new body soap line).

(c) Others

(Millions of yen)

	Fiscal 2005	Fiscal 2004	Increase/Decrease over Fiscal 2004	
			Amount	% change
Domestic	56,915	48,823	+8,091	+16.6%
Overseas	17,653	19,440	–1,786	–9.2%
Other Sales from Outside Customers	74,568	68,264	+6,304	+9.2%
Sales and Transfer Account from Intersegment Transactions	49,041	46,098	—	
Total Other Sales	123,610	114,363		
Income from Operations in Others	6,347	2,923	+3,423	+117.1%
Percent of Category Sales	5.1%	2.6%	+2.5%	

■ **Sales**

Domestic sales of the Company's other businesses rose 16.6%. Sales from our professional (salon) business decreased, influenced by generally sluggish market conditions. However, we posted increases in sales of pharmaceuticals and beauty foods targeting the health & beauty care market. In the pharmaceuticals business, anti-aging nutritional food incorporating the coenzyme Q10 generated increased market demand, and our ***Q10AA*** line secured the top market position in its category. In the health & beauty foods business, sales of ***Bénéfique Biki Q10***, a line for voluntary chain stores, were solid.

Overseas sales of other businesses declined 9.2%. Zotos International, Inc., our North American subsidiary, accounts for practically all of the revenues in this category. That company struggled amid intense competition.

■ **Income from Operations**

Sales of the ***Q10AA*** line and other high-margin products increased. We also worked to enhance cost-efficiency across all businesses. As a result, income from other operations posted a strong double-digit gain.

■ **Major New Products**

Professional: ***Program Solution*** (new haircare agent), ***System QURL*** (hair-perm equipment and agent)

Pharmaceuticals: ***Q10AA+HA*** (food with anti-aging, nutritional function, combined with hyaluronic acid), ***Q10 Extive*** (anti-aging creams and body lotions)

Health & beauty foods: ***Bénéfique Biki Q10*** (nutritional food for voluntary chainstore line), ***Bikei*** (supplements for structured retailers)

(4) Performance by Region

In Japan, despite a slight increase in sales, income from operations declined, mainly because of strategic expenditures made to boost our position in the cosmetics market.

Overseas, sales in all regions increased steadily in local-currency terms. Asia played a leading role, and growth in China was particularly prominent. Although the yen appreciated against the U.S. dollar and Asian currencies, it depreciated slightly against the euro. In yen terms, sales in the Americas declined, while sales in Europe and Asia posted double-digit growth. Income from operations in all regions improved solidly, resulting in higher overall income from overseas operations.

Sales by Geographic Segment

(Millions of yen)

	Fiscal 2005	Percent of Net Sales	Fiscal 2004	Percent of Net Sales	Increase/Decrease over Fiscal 2004	
					Amount	% change
Domestic Sales	467,027	73.0%	465,287	74.5%	+1,740	+0.4%
Americas	43,096	6.7%	43,523	7.0%	–426	–1.0%
Europe	79,775	12.5%	72,463	11.6%	+7,312	+10.1%
Asia/Oceania	49,928	7.8%	42,973	6.9%	+6,954	+16.2%
Total Overseas	172,800	27.0%	158,960	25.5%	+13,840	+8.7%
Net Sales	639,828	100.0%	624,248	100.0%	+15,580	+2.5%

Income by Geographic Segment

(Millions of yen)

	Fiscal 2005	Percent of Regional Sales*	Fiscal 2004	Percent of Regional Sales*	Increase/Decrease over Fiscal 2004	
					Amount	% change
Domestic Income from Operations	26,487	5.4%	41,451	8.6%	–14,964	–36.1%
Americas	460	0.9%	163	0.3%	+296	+180.9%
Europe	5,921	7.1%	3,667	4.8%	+2,253	+61.5%
Asia/Oceania	7,207	14.4%	5,925	13.7%	+1,282	+21.6%
Total Overseas Income from Operations	13,589	7.4%	9,756	5.7%	+3,832	+39.3%
Unallocatable Operating Expenses	(11,857)	—	(12,155)	—	(–297)	–2.5%
Income from Operations	28,219	4.4%	39,052	6.3%	–10,833	–27.7%

* Based on regional sales, including sales between regions.

Overseas Sales

(Millions of yen)

	Fiscal 2005	Percent of Net Sales	Fiscal 2004	Percent of Net Sales	Increase/Decrease over Fiscal 2004		
					Amount	% change	% change in local currency terms
Americas	44,282	6.9%	45,807	7.3%	–1,525	–3.3%	+3.0%
Europe	74,928	11.7%	68,103	10.9%	+6,825	+10.0%	+7.4%
Asia/Oceania	56,464	8.9%	48,485	7.8%	+7,979	+16.5%	+21.5%
Overseas Sales	175,676	27.5%	162,397	26.0%	+13,279	+8.2%	+10.4%

Sales by Category Segment (reference)

(Millions of yen)

	Fiscal 2005	Percent of Net Sales	Fiscal 2004	Percent of Net Sales	Increase/Decrease over Fiscal 2004	
					Amount	% change
Domestic	348,672	54.5%	347,669	55.7%	+1,003	+0.3%
Overseas	156,087	24.4%	141,917	22.7%	+14,169	+10.0%
Cosmetics	504,760	78.9%	489,587	78.4%	+15,172	+3.1%
Domestic	58,564	9.2%	65,357	10.5%	–6,793	–10.4%
Overseas	1,935	0.3%	1,039	0.2%	+896	+86.2%
Toiletries	60,499	9.5%	66,396	10.7%	–5,897	–8.9%
Domestic	56,915	8.9%	48,823	7.8%	+8,091	+16.6%
Overseas	17,653	2.7%	19,440	3.1%	–1,786	–9.2%
Others	74,568	11.6%	68,264	10.9%	+6,304	+9.2%
Net Sales	639,828	100.0%	624,248	100.0%	+15,580	+2.5%

(5) Appropriation of Fiscal 2005 Profit

(a) Dividends

Although the Company posted a consolidated net loss in the year under review, its policy is to raise the share of cash dividends in total shareholder return over the medium term. The Company plans to declare a year-end cash dividend of ¥13.00 per share, up ¥2.00, bringing total annual dividends to ¥24.00 per share (after adding the ¥11.00 interim dividend), also up ¥2.00.

(b) Purchase of Treasury Stock

At the June 2004 General Meeting of Shareholders, the Company changed its Articles of Incorporation, enabling it to buy back treasury stock upon resolution of the Board of Directors.

In the fiscal year under review, the Company did not purchase treasury stock. We will consider future treasury stock purchases in a flexible manner, recognizing that such buybacks are an effective way for improving shareholder return.

3.2 Outlook for Fiscal 2006

(1) Overall Performance Outlook

Looking ahead, we believe that the market environment surrounding the Company, both at home and overseas, will remain uncertain. United as a consolidated group, we will take maximum advantage of systems that we have put in place, and we will continue increasing market-related investments aimed at establishing a strong competitive edge.

In fiscal 2006 (ending March 2006), in the domestic cosmetics market we will introduce "broad and strong" brands that can win in their respective categories, in order to further solidify the sales recovery trend. At the same time, we will reinforce advertising and promotional activities qualitatively. In addition, we will step up investments in growth-oriented businesses, such as health & beauty care and direct marketing. Overseas, we will maintain a proactive strategic budget for China, in order to accelerate growth.

Under these circumstances, in fiscal 2006 we will further increase strategic expenditures related to advertising and promotional activities in domestic growth sectors, as well as in personnel in China. Nevertheless, we expect both net sales and income to increase, the latter benefiting from higher revenue and lower personnel costs associated with our special early retirement plan.

For the entire year, the Company forecasts a 2% increase in consolidated net sales, to ¥650 billion, a 13% rise in income from operations, to ¥32 billion, and net income of ¥10 billion.

We plan to declare interim and year-end dividends of ¥15.00 per share, resulting in total annual dividends of ¥30.00 per share.

Consolidated Net Sales

(Billions of yen)

	Fiscal 2006 (Estimate)	Fiscal 2005 (Results)	Increase /Decrease over Fiscal 2005	
			Amount	% change
Cosmetics	521.0	504.8	+16.2	+3%
Toiletries	56.0	60.5	–4.5	–7%
Others	73.0	74.6	–1.6	–2%
Net Sales	650.0	639.8	+10.2	+2%

Overseas Sales	183.0	175.7	+7.3	+4%
Share in Net Sales	28.2%	27.5%	—	

Consolidated Income

(Billions of yen)

	Fiscal 2006 (Estimate)	Percent of Net Sales	Fiscal 2005 (Results)	Percent of Net Sales	Increase/Decrease over Fiscal 2005	
					Amount	% change
Income from Operations	32.0	4.9%	28.2	4.4%	+3.8	+13%
Ordinary Income	31.0	4.8%	30.6	4.8%	+0.4	+1%
Net Income	10.0	1.5%	–8.9	–1.4%	+18.9	—
Consolidated Net Income/ Nonconsolidated Net Income	1.82 times	—	—	—		

Nonconsolidated Net Sales

(Billions of yen)

	Fiscal 2006 (Estimate)	Fiscal 2005 (Results)	Increase /Decrease over Fiscal 2005	
			Amount	% change
Cosmetics	203.5	202.6	+0.9	0%
Toiletries	19.0	21.8	–2.8	–13%
Others	17.5	18.6	–1.1	–6%
Net Sales	240.0	243.0	–3.0	–1%

Nonconsolidated Income

(Billions of yen)

	Fiscal 2006 (Estimate)	Percent of Net Sales	Fiscal 2005 (Results)	Percent of Net Sales	Increase/Decrease over Fiscal 2005	
					Amount	% change
Income from Operations	6.5	2.7%	5.7	2.4%	+0.8	+13%
Ordinary Income	14.5	6.0%	17.4	7.2%	–2.9	–17%
Net Income	5.5	2.3%	0.7	0.3%	+4.8	+637%

Per Share Information and Financial Ratios

	Fiscal 2006 (Estimate)	Fiscal 2005 (Results)	Increase/Decrease over Fiscal 2005
Return on Equity (%):			
Consolidated	2.8	–2.4	+5.2
Nonconsolidated	1.5	0.2	+1.3
Net Income per Share (Yen):			
Consolidated	24.1	–21.5	+45.6
Nonconsolidated	13.3	1.8	+11.5
Payout Ratio (%):			
Consolidated	124.3	—	—
Nonconsolidated	226.1	1,351.9	–1,122.2
Dividends per Share (Yen):			
Interim	15.00	11.00	4.00
Year-End	15.00	13.00	2.00

(2) Outlook by Major Business Category

(a) Cosmetics

In the domestic cosmetics sector, we will pursue marketing reforms (described in the "Issues to Be Addressed" section on page 7-8) and continue our proactive advertising and promotional activities, with the aim of achieving increased over-the-counter sales.

On the product side, we will build "broad and strong" brands that can win in their respective categories. In August 2005, we will make our first move by launching new makeup and men's brands. In advertising and promotions, we will allocate expenditures based on cost-effectiveness analyses of such expenditures in the previous year, in an effort to raise the effectiveness of these activities. We will also make a full-scale entry into the direct marketing market, a new growth area, and increase strategic expenditures accordingly.

In China, which has the greatest growth potential among overseas markets, we will accelerate development of voluntary chain stores as a promising new distribution channel while stepping up investments in that nation. In the European and U.S. markets, we will focus on nurturing ***NARS*** and ***ZIRH*** while further reinforcing ***SHISEIDO*** and ***BPI.*** We should maintain stable growth as a result.

Domestic sales in fiscal 2006 are expected to rise in line with higher over-the-counter sales. Overseas, we also anticipate healthy growth despite the effects of the yen's appreciation. In addition to higher anticipated sales in Japan and overseas, the effects of reduced personnel costs, stemming from the special early retirement plan, should compensate for the rise in strategic outlays, enabling the Company to post an increase in income from cosmetics operations in fiscal 2006.

(b) Toiletries

Competition in the domestic haircare market remains severe, allowing no optimism in predicting how market conditions will evolve in fiscal 2006. Against this background, we plan to downsize the toiletries business with a view to establishing a cross-divisional system with our cosmetics operations (please refer to the "Issues to Be Addressed" section on page 7-8). Specifically, we will concentrate on the three cleansing categories (shampoos/conditioners, body soap and facial wash) while paring down or withdrawing from lines and businesses with low profitability.

As a result, we forecast sales of toiletries to decline in fiscal 2006. Income from toiletries operations is expected to regain profitability owing to the thorough downsizing of that business.

(c) Others

In our professional business, we will strengthen our directly managed salon operations in Japan. Overseas, we will aim to restructure by cultivating and nurturing local dealers for Zotos International while reinforcing that company's product development capabilities.

In the pharmaceuticals and health & beauty foods categories, we will focus on expanding sales and launching new products in the health & beauty care market, raising growth and earnings accordingly.

For the segment, we forecast declines in both sales and income from operations, due to restructuring at Zotos International, as well as the strong yen and increased expenditures in growth areas.

(d) Overseas Sales

Despite various unpredictable external factors, such as economic uncertainty in Europe and North America and the yen's appreciation, we expect sales in each overseas region to increase, especially in Asia, where China will continue posting powerful growth. Considering these factors, we predict a 10% rise in overseas sales growth in local-currency terms, and a 4% increase in yen terms.

Our predictions are based on the following assumptions.

In fiscal 2006, we expect real domestic GDP to grow by more than 1%. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will increase slightly. Our forecasts are based on exchange rates of ¥100 per U.S. dollar, ¥130 per euro, and ¥12 per Chinese yuan.

In this document, statements other than historical facts are forward-looking statements that reflect our plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results and achievements to differ from those anticipated in these statements.

3.3 Business and Other Risks

The various risks that could potentially affect the business performance and financial position of the Group are summarized below. The Company feels that these risks could have a major impact on investors' decisions. Items that deal with future events are based on the Group's judgment as of April 27, 2005, the announcement date for the fiscal 2005 settlement of accounts. Please note that the potential risks are not limited to those listed below.

(1) Corporate Brand Strategies

The ***SHISEIDO*** brand is the Group's core competence of its domestic and overseas business activities, and this brand is shared by all Group companies. We will continue striving to enhance the value of this brand, but there is a possibility that the Group's business performance and financial position could be affected by a decline in the brand's value from an unforeseen event.

(2) Responsiveness to Customers

The Group places high priority on its relationships with customers. Chapter 1 of The Shiseido Code clearly states that the Company shall act in a manner to earn the satisfaction and trust of customers, and we continue working to ensure that all employees are aware of these standards. However, an unforeseen event could cause loss of such satisfaction and trust, leading to a decline in the brand value of the Group. The Group's business performance and financial position could potentially be affected as a result.

(3) Overseas Business Activities

A significant portion of the Group's business is conducted overseas, and overseas sales account for 27.5% of consolidated net sales. This trend is expected to continue in the future.

In the course of conducting overseas business, the Group's business performance and financial position could potentially be affected by various factors. These include unpredictable economic changes, currency fluctuations, sociopolitical strife (such as terrorism, war, and internal conflict), and changes in legal and taxation systems.

(4) Strategic Investment Activities

When making decisions about investments in strategic markets and strategic investments in M&A activities, new businesses, and new geographic areas, the Group endeavors to collect ample information and undertake due consideration prior to making rational judgments. Due to various unforeseeable factors that cause the operating environment to deteriorate, however, the Group may not achieve the results originally anticipated. This could potentially affect its business performance and financial position.

(5) Economic Conditions and Competition

The Group's business is exposed to various factors affecting the countries and regions where its products are sold. These include changes in economic conditions, activities of competitors, and customer preference trends, as well as the climate-related factors. In conducting its domestic and overseas business, therefore, the Group's business performance and financial position could potentially be affected by unforeseeable changes in such factors.

(6) Foreign Exchange Fluctuations
Many of the Group's overseas transactions are conducted in local currencies, and the yen translation of such transactions can change significantly between the time they are made and the end of each fiscal period. Although the Group engages in hedging against currency fluctuations, its business performance and financial position could potentially be affected by unpredictable medium- and long-term foreign exchange fluctuations.

(7) Major Business Partners
The domestic cosmetics business is the Group's core business. The Group's business performance and financial position could potentially be affected by various factors relating to partners in this business. These include absence of successors at voluntary chain store channels and intensified competition among structured retailers for opening of new stores and price-cutting.

(8) Responding Appropriately to Market Needs
The Group places high priority on development of new products and is proactive in its development and marketing activities. By nature, however, such activities are subject to uncertainties arising from various factors, which may prevent the Group from achieving the results originally anticipated. The Group's business performance and financial position could potentially be affected as a consequence.

(9) Legal Considerations
The Shiseido Group is subject to a host of domestic and overseas legal provisions in the course of conducting its business. These include the Pharmaceuticals Law, as well as quality-related standards, environmental standards, and accounting standards. The enactment of new laws and the amendment of existing ones could incur substantial costs to the Group, whose business performance and financial position could potentially be affected as a consequence.

(10) Information Security
The Group takes various measures aimed at protecting its information assets, which include customers' personal information and industrial secrets. In April 2005, the Personal Information Protection Law was fully enacted. In anticipation of this, the Group in March 2004 obtained Privacy Mark certification, a JIS standard that recognizes the appropriateness of company's systems for protecting personal information. However, due to unforeseeable events, such as leakage of information due to unauthorized access, the Group's business performance and financial position could potentially be affected.

(11) Natural Disasters and Accidents
The Group promotes integration of its domestic and overseas manufacturing and distribution systems in order to improve their effectiveness. To minimize losses caused by the suspension of manufacturing, distribution, or sales stemming from natural disasters or accidents, the Group conducts regular inspections and checks of all facilities and equipment. However, a major natural disaster or accident could disrupt the Group's manufacturing, distribution, or sales operations, and its business performance and financial position could potentially be affected as a consequence.

4. Consolidated Financial Statements

4.1 Consolidated Balance Sheets

(Millions of yen)

	Fiscal 2005 (March 31, 2005)			Fiscal 2004 (March 31, 2004)			Increase/ Decrease
	Amount		Share of Total (%)	Amount		Share of Total (%)	
ASSETS							
Current Assets:							
Cash and Time Deposits		55,168			39,204		15,963
Notes and Accounts Receivable		103,143			109,546		–6,402
Short-Term Investments in Securities		57,063			22,349		34,713
Inventories		66,579			65,707		872
Deferred Tax Assets		19,378			18,555		823
Other Current Assets		14,252			10,320		3,932
Less: Allowance for Doubtful Accounts		–1,665			–1,507		–157
Total Current Assets		313,920	44.8		264,175	42.2	49,745
Fixed Assets:							
Tangible Fixed Assets:							
Buildings and Structures	174,480			174,946			
Cumulative Depreciation	107,931	66,549		105,293	69,653		–3,104
Machinery, Equipment, and Vehicles	110,766			112,527			
Cumulative Depreciation	95,041	15,724		95,185	17,342		–1,617
Fixtures and Fittings	65,318			62,293			
Cumulative Depreciation	47,525	17,792		43,797	18,495		–703
Land		60,419			60,715		–295
Construction in Progress		3,543			1,438		2,104
Total Tangible Fixed Assets		164,028	23.4		167,645	26.7	–3,616
Intangible Fixed Assets:							
Goodwill		23,370			23,474		–104
Consolidation Adjustment Accounts		2,412			2,186		226
Other Intangible Fixed Assets		29,696			30,084		–388
Total Intangible Fixed Assets		55,478	7.9		55,745	8.9	–266
Investments and Other Assets:							
Investments in Securities		80,547			59,439		21,108
Prepaid Pension Expenses		31,768			—		31,768
Deferred Tax Assets		29,705			30,343		–638
Other Investments		26,006			49,715		–23,708
Less: Allowance for Doubtful Accounts		–362			–333		–29
Total Investments and Other Assets		167,666	23.9		139,164	22.2	28,502
Total Fixed Assets		387,174	55.2		362,555	57.8	24,619
Total Assets		**701,094**	**100.0**		**626,730**	**100.0**	**74,364**

(Millions of yen)

	Fiscal 2005 (March 31, 2005)		Fiscal 2004 (March 31, 2004)		Increase/ Decrease
	Amount	Share of Total (%)	Amount	Share of Total (%)	
LIABILITIES					
Current Liabilities:					
Notes and Accounts Payable	59,012		55,330		3,682
Bonds Redeemable within 1 year	10,218		32,522		−22,303
Short-Term Bank Loans	14,994		15,156		−161
Accrued Amount Payable	95,021		41,354		53,667
Accrued Corporate Tax and Other	3,548		4,460		−911
Returned Goods Adjustment Reserve	4,029		4,147		−117
Other Current Liabilities	25,711		23,637		2,073
Total Current Liabilities	212,537	30.3	176,608	28.2	35,928
Long-Term Liabilities:					
Corporate Bonds	63,582		12,023		51,559
Long-Term Borrowings	5,531		6,456		−924
Reserve for Employees' Retirement Benefits	34,923		40,788		−5,865
Reserve for Directors' and Corporate Auditors' Retirement Benefits	594		849		−255
Other Long-Term Liabilities	13,969		4,667		9,301
Total Long-Term Liabilities	118,600	16.9	64,785	10.3	53,815
Total Liabilities	**331,138**	**47.2**	**241,394**	**38.5**	**89,743**
MINORITY INTERESTS					
Minority Interests	**10,952**	**1.6**	**10,786**	**1.7**	**166**
SHAREHOLDERS' EQUITY					
Capital Stock	64,506	9.2	64,506	10.3	—
Additional Paid-In Capital	70,258	10.0	70,258	11.2	—
Earned Surplus	242,342	34.6	260,493	41.6	−18,151
Securities Valuation Differential	8,002	1.1	7,208	1.1	794
Currency Adjustment Accounts	−11,671	−1.7	−13,440	−2.1	1,768
Treasury Shares	−14,434	−2.0	−14,475	−2.3	41
Total Shareholders' Equity	**359,003**	**51.2**	**374,549**	**59.8**	**−15,546**
Total Liabilities, Minority Interests, and Shareholders' Equity	**701,094**	**100.0**	**626,730**	**100.0**	**74,364**

4.2 Consolidated Statements of Income

(Millions of yen)

	Fiscal 2005 (Year ended March 31, 2005)			Fiscal 2004 (Year ended March 31, 2004)			Increase/ Decrease	
	Amount		Share of Total (%)	Amount		Share of Total (%)	Amount	% change
I. Net Sales		**639,828**	**100.0**		**624,248**	**100.0**	**15,580**	**2.5**
II. Cost of Sales (*2)		**211,794**	**33.1**		**209,043**	**33.5**	**2,750**	**1.3**
Gross Income		428,034	66.9		415,204	66.5	12,829	3.1
III. Selling, General and Administrative Expenses (*1, 2)		**399,815**	**62.5**		**376,152**	**60.2**	**23,663**	**6.3**
Income from Operations		**28,219**	**4.4**		**39,052**	**6.3**	**–10,833**	**–27.7**
IV. Other Income:								
Interest and Dividend Income	1,892			1,334				
Gain from Investment Business Limited Liability Partnerships, etc.	1,801			823				
Amortization of Consolidation Adjustment Accounts	106			—				
Equity in Earnings of Affiliates	21			—				
Others	6,284	10,106	1.6	2,870	5,027	0.8	5,078	101.0
V. Other Expenses:								
Interest Expenses	2,371			2,388				
Loss on Disposal of Fixed Assets	1,515			1,519				
Equity in Losses of Affiliates	—			1,072				
Amortization of Trademark and Goodwill	1,689			1,574				
Others	2,174	7,750	1.2	1,672	8,227	1.4	–476	–5.8
Ordinary Income		**30,574**	**4.8**		**35,852**	**5.7**	**–5,278**	**–14.7**
VI. Extraordinary Income								
Gain on Change of Retirement Benefit System (*3)	2,566			—				
Gain on Return of Substitutional Portion of Employees' Pension Fund (*4)	—			26,731				
Gain on Sale of Fixed Assets (*5)	—	2,566	0.4	2,182	28,914	4.6	–26,347	–91.1
VII. Extraordinary Loss								
Special Retirement-Related Expense (*6)	30,986			—				
Restructuring Expenses (*7)	2,664			4,119				
Devaluation of Financial Assets (*8)	225			—				
Impairment Loss on Fixed Assets (*9)	—			4,194				
Office Reorganization Expense (*10)	—			1,898				
Provision of Reserve for Retirement Benefits for Directors, etc. (*11)	—			1,233				
Write-Off of Inventories (*12)	—	33,876	5.3	585	12,031	1.9	21,845	181.6
Loss before Income Taxes		735	0.1		—	—	735	—
Income before Income Taxes		—	—		**52,735**	**8.4**	**–52,735**	—
Income Taxes	**6,126**			**8,240**				
Adjustment for Corporate Tax, etc.	**–373**	**5,752**	**0.9**	**14,893**	**23,134**	**3.7**	**–17,381**	**–75.1**
Less: Minority Interests in Net Income of Consolidated Subsidiaries		**2,367**	**0.4**		**2,060**	**0.3**	**307**	**14.9**
Net Loss		**8,856**	**1.4**		—	—	**8,856**	—
Net Income		—	—		**27,541**	**4.4**	**–27,541**	—

4.3 Consolidated Retained Earnings

(Millions of yen)

	Fiscal 2005 (Year ended March 31, 2005)		Fiscal 2004 (Year ended March 31, 2004)	
CAPITAL SURPLUS				
I. Balance at Beginning of Term		**70,258**		**70,258**
II. Balance at End of Term		**70,258**		**70,258**
RETAINED EARNINGS				
I. Balance at Beginning of Term		**260,493**		**242,462**
II. Increase in Retained Earnings				
Net Income	—		27,541	
Other Increase (*1)	21	21	—	27,541
III. Decrease in Retained Earnings				
Net loss	8,856		—	
Cash Dividends Paid	9,113		8,741	
Bonuses to Directors	143		102	
Decrease due to Increase in Consolidated Subsidiaries	—		194	
Differential Loss on Disposal of Treasury Stock	4		5	
Other Decrease (*2)	54	18,172	466	9,510
IV. Balance at End of Term		**242,342**		**260,493**

4.4 Consolidated Statements of Cash Flows

(Millions of yen)

	Fiscal 2005 (Year ended March 31, 2005)	Fiscal 2004 (Year ended March 31, 2004)
I. Cash Flows from Operating Activities		
Income (Loss) before Income Taxes	–735	52,735
Depreciation	27,407	27,218
Increase in Special Retirement Liabilities	44,015	—
Restructuring Expense	1,767	—
Devaluation of Financial Assets	225	—
Impairment Loss on Intangible Fixed Assets	—	4,194
Increase/Decrease in Reserve for Employees' Retirement Benefits	–5,907	–22,385
Increase in Reserve for Retirement Benefits for Directors	–255	849
Increase/Decrease in Prepaid Pension Expenses	–31,767	—
Amortization of Consolidation Adjustment Accounts	–106	—
Increase/Decrease in Allowance for Doubtful Accounts	134	269
Interest and Dividends Receivable	–1,892	–1,334
Interest Expense	2,371	2,388
Equity in Earnings/Losses of Affiliates	–21	1,072
Gain/Loss on Disposal of Tangible Fixed Assets	–1,412	–1,250
Increase/Decrease in Receivables	7,440	–9,208
Increase/Decrease in Inventories	–508	–449
Increase/Decrease in Trade Payables	11,072	7,150
Other Increase/Decrease	9,580	615
Subtotal	61,408	61,866
Interest and Dividends Received	2,133	1,416
Interest Paid	–2,372	–2,580
Income Taxes Paid	–8,734	–13,627
Net Cash Provided by Operating Activities	**52,433**	**47,074**
II. Cash Flows from Investing Activities		
Increase/Decrease in Time Deposits	–1,452	–2,000
Purchase of Marketable Securities	–1,674	–390
Sales of Marketable Securities	2,087	1,516
Purchase of Investment Securities	–59,589	–7,853
Sales of Investment Securities	58,405	10,452
Payment of Capital Stock Investment	—	–16,033
Acquisition of Tangible Fixed Assets	–19,637	–22,361
Sales of Tangible Fixed Assets	5,751	8,009
Acquisition of Intangible Fixed Assets	–4,334	–5,647
Sales of Shares in Affiliates Due to Change in Scope of Consolidation	195	—
Purchase of Shares in Subsidiaries	–10	–1,000
Payment of Advances	—	–256
Collection of Advances	624	154
Other	–5,264	–7,622
Net Cash Provided by Investing Activities	**–24,900**	**–43,033**
III. Cash Flows from Financing Activities		
Net Increase/Decrease in Short-Term Debt	–2,709	–4,148
Borrowings of Long-Term Debt	3,040	2,876
Repayment of Long-Term Debt	–1,266	–140
Proceeds from Bond Issue	61,883	7,416
Redemption of Bonds	–32,631	–37,166
Net Proceeds from Purchase/Sale of Treasury Stocks	36	–5,150
Cash Dividends	–9,102	–8,735
Cash Dividends Paid to Minority Shareholders	–1,827	–837
Net Cash Provided by Financing Activities	**17,421**	**–45,884**
IV. Translation Gain/Loss Related to Cash and Cash Equivalents	**1,290**	**–275**
V. Net Change in Cash and Cash Equivalents	**46,246**	**–42,119**
VI. Cash and Cash Equivalents at Beginning of Year	**59,364**	**101,103**
VII. Net Change in Cash and Cash Equivalents Due to Newly Consolidated Companies	**2,670**	**380**
VIII. Cash and Cash Equivalents at End of Year	**108,280**	**59,364**

Notes to Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 97
Principal subsidiaries are listed in "Subsidiaries and Affiliated Companies" in "1. The Shiseido Group" section.

(New inclusions)
Newly included in the scope of consolidation in the period under review are 9 companies, consisting of 4 that previously did not engage in full-scale operations and were accorded low importance (Beauté Prestige International SPRL (Belgium), Decléor UK Ltd., Carita UK Ltd., and Shiseido China Co., Ltd.) and 5 that commenced operations in the period under review (Beauté Prestige International B.V. (Netherlands), Beauté Prestige International Pte. Ltd. (Singapore), Shiseido Travel Retail Asia Pacific Pte. Ltd., Shiseido Trading S.A.S., and Shiseido Professional (Thailand) Co., Ltd.).

(Exclusions)
Excluded from the scope of consolidation in the period under review were the following companies: Shiseido Asia Pacific Co., Ltd., which was liquidated; Haramachi Paper Co., Ltd., which is in the process of liquidation; and Shiseido Beauty Company, Ltd., which merged with GENIC Corporation (the new company changed its name to Shiseido Professional Co., Ltd.) and no longer exists.

(2) Nonconsolidated subsidiaries
Major Company Name: Beauté Prestige International Ltd. (UK)

(3) Reasons for excluding nonconsolidated subsidiaries from scope of consolidation
Since these companies do not engage in full-scale operations and their combined assets, net sales, net income, and retained earnings have a minimal effect on the Company's consolidated financial statements, they are not included in the scope of consolidation.

2. Application of the Equity Method

(1) Affiliated companies where equity method applicable: 3
Major Company Name: Pierre Fabre Japon Co., Ltd.
Excluded from the scope of equity method application were Prestilux Inc. and Prestilux North America Inc., which were sold.

(2) Since these companies do not engage in full-scale operations and their combined assets, net sales, net income, and retained earnings have a minimal effect on the Company's consolidated financial statements, they are not included in the scope of equity method application.

(3) The latest financial year figures are used for equity-method affiliates with fiscal year-ends that differ from that of the parent company.

3. Fiscal Periods of Consolidated Subsidiaries

Of the Company's consolidated subsidiaries, 62 companies—overseas consolidated subsidiaries, as well as Beauté Prestige International Co., Ltd., and Taishi Trading Co., Ltd.—have fiscal periods ending December 31. All other consolidated subsidiaries have fiscal years ending March 31. In the year under review, Shiseido Investment Co., Ltd., which had a February year-end, changed its fiscal year-end to March 31.

The consolidated statements of income for the year under review incorporate Shiseido Investment Co., Ltd.'s results for 2 terms. The most recent financial statements have been used for the 62 consolidated subsidiaries—overseas subsidiaries, as well as Beauté Prestige International Co., Ltd., and Taishi Trading Co., Ltd.—with fiscal years ending in months other than March. The consolidated statements have been adjusted to reflect important transactions that took place between the respective fiscal year-ends of those companies and March 31, 2005.

4. Notes on Accounting Standards

(1) Valuation of Major Assets

(a) Securities

Other securities:

Market price applicable: At market, based on market prices at term-end.
(Valuation discrepancies are included directly in the capital account, and selling costs are, in principle, accounted for using the moving average method.)

Market price not applicable: Primarily valued at cost, based on the moving average method.
However, Investments in Investment Business Limited Liability Partnerships are recognized as securities priced at equivalent to equity holding of Partnership's financial assets, with equity equivalent in Partnership's income/loss recognized as income/loss.

(b) Inventories

The parent company values inventories at cost, based on the total average method. Consolidated subsidiaries primarily value inventory at cost, based on the final purchase method.

(2) Depreciation of Major Fixed Assets

(a) Tangible Fixed Assets

Buildings (excluding attached equipment) are depreciated using the straight line method. Other tangible fixed assets are, in principle, depreciated using the declining balance method. Major fixed assets in Japan are designated specific useful lives based on durability, level of deterioration, and special characteristics (20-30% reduction from legal useful lives).

(b) Intangible Fixed Assets

Intangible fixed assets are, in principle, amortized using the straight line method over the following time periods.

Goodwill: 5 years (domestic); 20 years, in principle (overseas)
Trademark rights: 10 years, in principle
Software: 5 years, in principle

The policy of U.S. subsidiaries with respect to goodwill and intangible fixed assets with indefinable useful lives is to devalue them if necessary, rather than amortize them over a certain number of years.

(3) Major Reserves

(a) Allowance for Doubtful Accounts

As contingency against losses from default of notes and accounts receivable, the Company and its domestic consolidated subsidiaries have set aside reserves. The amounts of such reserves are determined using the percentage of own actual bad-debt loss against the balance of total receivables, and amounts that take into consideration the possibility of recovering specific liabilities. Overseas consolidated subsidiaries, in general, report the estimated value of specified types of unrecoverable debt.

(b) Returned Goods Adjustment Reserve

As contingency against losses from returned cosmetics and pharmaceuticals, consolidated domestic subsidiaries—Shiseido Sales Co., Ltd., FT Shiseido Co., Ltd., Shiseido Pharmaceutical Co., Ltd., et al.—have set aside a reserve, the amount of which is determined by past return ratios and potential for future returns.

(c) Allowance for Employees' Retirement Benefits

As contingency against expenses arising from retirement of employees, the parent company and its domestic consolidated subsidiaries have set aside a reserve based on estimated retirement benefit liabilities and pension assets at the end of the fiscal year under review.

Prior Service Cost is expensed as incurred using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period. Actuarial Differential is expensed in the following consolidated financial year using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period.

The reserve includes a reserve for corporate officers' retirement benefits, which is subject to the same standards as those used for the reserve for directors' and corporate auditors' retirement benefits.

(d) Reserve for Directors' and Corporate Auditors' Retirement Benefits

At its Board of Directors meeting for the consolidated fiscal year to March 2004, the Company decided to abolish its directors' and corporate auditors' retirement benefit system, effective April 1, 2004. For those still serving as of March 31, 2004, the Company has decided to provide retirement benefits for their duties up to the year under review, and thus set aside a reserve for this purpose.

(4) Translation of Major Foreign-Currency Assets and Liabilities into Yen

Foreign-currency financial receivables and liabilities are translated into yen at the spot rate effective at the end of the fiscal year. Exchange differential is treated as a profit/loss. Foreign-currency assets and liabilities of overseas subsidiaries are translated into yen at the spot rate effective at the end of the period. Revenues and expenses of overseas subsidiaries are translated into yen at the average rate during the term. Exchange differential is included in the Minority Interests and the Exchange Adjustment Accounts item under Shareholders' Equity.

(5) Accounting for Major Lease Contracts

Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are accounted for by the method that is applicable to ordinary operating leases.

(6) Other Major Items Concerning Preparation of Consolidated Interim Financial Statements

Consumption Tax: The Company adopts the tax-exclusive method.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

Evaluations of assets and liabilities of consolidated subsidiaries done at the time of capital consolidation are based on the overall market value method.

6. Amortization of Consolidation Adjustment Account

Amortization of the Consolidation Adjustment Account is done over a rational time period not exceeding 20 years, with specific items determined on a case-by-case basis.

7. Appropriation of Profit

The statement of Consolidated Retained Earnings is prepared assuming the profits of consolidated subsidiaries are appropriated during the consolidated accounting period.

8. Definition of "Cash and Cash Equivalents" in Statements of Cash Flows

"Cash and Cash Equivalents" as shown in the Consolidated Statements of Cash Flows refer to cash in hand, bank deposits that can be withdrawn or converted to cash at immediate notice, and short-term investments with maturities of no more than 3 months from acquisition date that carry minimal risk of fluctuations in value.

Changes to Method of Disclosure

(Consolidated Balance Sheets)

Pursuant to a partial amendment of the Securities and Exchange Law (Article 97, June 9, 2004), investments in Investment Business Limited Liability Partnerships are now recognized as securities. In the previous fiscal year, these investments (totaling ¥19,697 million) were included in Other Investments. As a result of the amendment, in the year under review, these investments (¥19,419 million) are included under Investments in Securities.

(Consolidated Statements of Cash Flows)

1. Payment of Capital Stock Investment (¥170 million in the year under review), reported separately in the previous fiscal year, is deemed minimal and thus has been included in Other under Cash Flows from Investing Activities in the year under review.
2. Payment of Advances (¥24 million in the year under review), reported separately in the previous fiscal year, is deemed minimal and thus has been included in Other under Cash Flows from Investing Activities in the year under review.

Notes

(Consolidated Balance Sheets)

(Millions of yen)

Fiscal 2005 (As of March 31, 2005)		Fiscal 2004 (As of March 31, 2004)	
1. Major assets and liabilities of non-consolidated subsidiaries and affiliates are as follows.		1. Major assets and liabilities of non-consolidated subsidiaries and affiliates are as follows.	
Investment Securities	1,226	Investment Securities	2,472
		Capital Stock Investments	3,249
2. Contingent Liabilities The Company has guaranteed liabilities for bank borrowings as follows.		2. Contingent Liabilities The Company has guaranteed liabilities for bank borrowings as follows.	
Employees	62	Employees	63
3. Holdings of Treasury Stock Shares of the Company held by the Consolidated Group are as follows.		3. Holdings of Treasury Stock Shares of the Company held by Consolidated Group are as follows.	
Ordinary Shares	10,244 thousand	Ordinary Shares	10,275 thousand
The total number of the Company's shares outstanding was 424,562 thousand.		The total number of the Company's shares outstanding was 424,562 thousand.	

(Consolidated Statements of Income)

(Millions of yen)

Fiscal 2005 (Year ended March 31, 2005)	Fiscal 2004 (Year ended March 31, 2004)
*1. Major SG&A items and amounts are as follows. Advertising Expenses 48,796 Selling Expenses 115,457 Salaries, Bonuses 111,679 Retirement Benefit Expense 8,993	*1. Major SG&A items and amounts are as follows. Advertising Expenses 38,218 Selling Expenses 104,364 Salaries, Bonuses 110,226 Retirement Benefit Expense 17,666
*2. Research and Development R&D expenses, which are included in SG&A and Cost of Sales, totaled ¥16,762 million.	*2. Research and Development R&D expenses, which are included in SG&A and Cost of Sales, totaled ¥17,594 million.
*3. Gain from Change in Retirement Benefit System stemmed from the abolition of part of the existing defined-benefits plan, which was replaced by a defined-contribution plan and a prepaid termination allowance plan.	*3. —
*4. —	*4. Gain on Return of Substitutional Portion of Employees' Pension Fund was incurred due to its implementation
*5. —	*5. Gain on Sales of Fixed Assets refers to those associated with office centralization and reorganization
*6. Special Retirement-Related Loss refers to additional costs incurred in implementing the Special Early Retirement Incentive Plan.	*6. —
*7. Restructuring Expenses consist of ¥1,859 million in costs related to factory reorganization and ¥804 million in costs related to liquidation and reorganization of affiliates.	*7. Restructuring Expenses are costs incurred as part of structural reforms focusing on the sales counter as the Company discontinued some businesses and revamped its business operation system from all perspectives—manufacturing, sales, and management. It includes a ¥3,155 million loss on disposal of inventories and closure of outlets of North American subsidiary and ¥964 million in liquidation of joint venture.
*8. Loss on Devaluation of Financial Assets consisted of the following. Devaluation of Investment Securities 158 Devaluation of Capital Stock Investment 67	*8. —
*9. —	*9. Loss on Impairment of Intangible Fixed Assets was related to intangible assets of the Company's North American subsidiary, and consisted of ¥3,878 million in goodwill and ¥315 million in trademark rights.
*10. —	*10. Office Reorganization Expense refers to temporary costs related to office centralization and reorganization, and consisted of ¥851 million in small equipment expenses, ¥554 million in moving expenses, ¥255 million in loss on disposal of fixed assets, and ¥236 million in cost of returning leased building to original state.
*11. —	*11. Provision of Reserve for Retirement Benefits for Directors, etc. consisted of ¥662 million for directors/auditors and ¥570 million for corporate officers.
*12. —	*12. Write-off of Inventories refers to the cost of disposing inventories due to reorganization of factories.

(Consolidated Retained Earnings)

(Millions of yen)

Fiscal 2005 (Year ended March 31, 2005)	Fiscal 2004 (Year ended March 31, 2004)
*1. Other Increase indicates increase in surplus due to revaluation of assets of a New Zealand subsidiary, pursuant to New Zealand accounting standards. *2. Other Decrease indicates elimination of surplus of Chinese subsidiaries, pursuant to Chinese accounting standards.	*1. — *2. Other Decrease consisted of ¥49 million in elimination of surplus of Chinese subsidiaries, pursuant to Chinese accounting standards, and ¥417 million in elimination of surplus of South Korean subsidiaries, pursuant to revision of South Korean accounting standards.

(Consolidated Cash Flows)

(Millions of yen)

Fiscal 2005 (Year ended March 31, 2005)		Fiscal 2004 (Year ended March 31, 2004)	
1. Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets:		1. Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets:	
Cash and Time Deposits Account	55,168	Cash and Time Deposits Account	39,204
Short-Term Investments in Securities Account	57,063	Short-Term Investments in Securities Account	22,349
Total	112,231	Total	61,554
Time Deposits of More than 3 Months	–3,728	Time Deposits of More than 3 Months	–1,779
Stocks, Bonds with Maturities of More than 3 Months, etc.	–222	Stocks, Bonds with Maturities of More than 3 Months, etc.	–409
Cash and Cash Equivalents	108,280	Cash and Cash Equivalents	59,364

(Segment Information)

1. Category Segment Information

(Millions of yen)

	Fiscal 2005 (Year ended March 31, 2005)					
	Cosmetics	Toiletries	Others	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	504,760	60,499	74,568	639,828	—	639,828
(2) Sales and Transfer Account from Intersegment Transactions	4,641	1,199	49,041	54,881	(54,881)	—
Total	509,401	61,698	123,610	694,710	(54,881)	639,828
Operating Expenses	470,938	66,431	117,263	654,633	(43,023)	611,609
Income (Loss) from Operations	38,462	−4,733	6,347	40,076	(11,857)	28,219
2. Assets, Depreciation and Amortization, and Capital Participations:						
Assets	358,372	34,750	108,091	501,214	199,880	701,094
Depreciation and Amortization	13,339	2,944	7,038	23,323	45	23,368
Capital Participations	15,377	1,786	5,368	22,532	33	22,565

(Millions of yen)

	Fiscal 2004 (Year ended March 31, 2004)					
	Cosmetics	Toiletries	Others	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	489,587	66,396	68,264	624,248	—	624,248
(2) Sales and Transfer Account from Intersegment Transactions	3,615	963	46,098	50,677	(50,677)	—
Total	493,203	67,359	114,363	674,926	(50,677)	624,248
Operating Expenses	445,350	66,927	111,439	623,717	(38,522)	585,195
Income from Operations	47,852	432	2,923	51,208	(12,155)	39,052
2. Assets, Depreciation and Amortization, and Capital Participations:						
Assets	321,124	43,501	104,851	469,476	157,253	626,730
Depreciation and Amortization	13,405	2,526	7,096	23,029	47	23,076
Capital Participations	18,640	1,977	8,141	28,760	6	28,766

Notes: 1. Business segment and main products included in each segment.

Shiseido's business is segmented by categories for control of its in-house organization.

Cosmetics............Women's and men's cosmetics, beauty soap, cosmetic accessories

Toiletries ....Soaps, hair care products, mass market cosmetics, napkins, oral care products, shaving blades

Others..................Beauty salon products, health and beauty foods, pharmaceuticals, fashion goods, fine chemicals

2. Operating expenses for the year included ¥11,857 million in operating expenses for noncategorized spending covered in the Eliminations line item. The amount for fiscal 2004 was ¥12,155 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

3. At fiscal year-end, companywide assets included in the Elimination line item were ¥199,880 million, consisting mainly of deferred tax assets, parent company financial assets (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations and construction in progress. The previous year-end amount was ¥157,253 million.

2. Geographic Segment Information

(Millions of yen)

	Fiscal 2005 (Year ended March 31, 2005)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:							
Net Sales							
(1) Sales from Outside Customers	467,027	43,096	79,775	49,928	639,828	—	639,828
(2) Sales and Transfer Account from Intersegment Transactions	19,051	7,633	3,407	163	30,256	(30,256)	—
Total	486,079	50,730	83,183	50,091	670,084	(30,256)	639,828
Operating Expenses	459,591	50,270	77,261	42,884	630,007	(18,398)	611,609
Income from Operations	26,487	460	5,921	7,207	40,076	(11,857)	28,219
2. Assets	316,625	53,959	87,497	43,131	501,214	199,880	701,094

(Millions of yen)

	Fiscal 2004 (Year ended March 31, 2004)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:							
Net Sales							
(1) Sales from Outside Customers	465,287	43,523	72,463	42,973	624,248	—	624,248
(2) Sales and Transfer Account from Intersegment Transactions	19,015	8,051	3,803	316	31,186	(31,186)	—
Total	484,302	51,574	76,266	43,290	655,434	(31,186)	624,248
Operating Expenses	442,851	51,411	72,599	37,364	604,226	(19,030)	585,195
Income from Operations	41,451	163	3,667	5,925	51,208	(12,155)	39,052
2. Assets	297,534	57,441	77,034	37,466	469,476	157,253	626,730

Notes:
1. Segmentation of countries and regions is based on geographic proximity.
2. Major countries and regions are as follows:
   Americas: United States, Canada, Brazil
   Europe: France, Italy, Germany, etc.
   Asia/Oceania: Taiwan, China, Australia, etc.
3. Operating expenses for the year included ¥11,857 million in operating expenses for noncategorized spending covered in the Eliminations line item. The amount for fiscal 2004 was ¥12,155 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.
4. At fiscal year-end, companywide assets included in the Elimination line item were ¥199,880 million, consisting mainly of deferred tax assets, parent company financial assets (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations and construction in progress. The previous year-end amount was ¥157,253 million.

3. Overseas Sales

(Millions of yen)

	Fiscal 2005 (Year ended March 31, 2005)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	44,282	74,928	56,464	175,676
Consolidated Net Sales				639,828
Percentage of Overseas Sales in Consolidated Net Sales	6.9%	11.7%	8.9%	27.5%

(Millions of yen)

	Fiscal 2004 (Year ended March 31, 2004)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	45,807	68,103	48,485	162,397
Consolidated Net Sales				624,248
Percentage of Overseas Sales in Consolidated Net Sales	7.3%	10.9%	7.8%	26.0%

Notes: 1. Segmentation of countries and regions is based on geographic proximity.
2. Major countries and regions are as follows:
Americas: United States, Canada, Brazil, etc.
Europe: France, Italy, Germany, etc.
Asia/Oceania: Taiwan, China, Australia, etc.
3. Overseas sales consist of exports from Shiseido and domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among consolidated companies are not included.

(Lease Transactions)

The Company now discloses its leasing report on EDINET, and thus has omitted such information from this report.

(Transactions with Related Parties)

Not applicable.

(Tax-Effect Accounting)

1. Principal components of deferred tax assets and deferred tax liabilities are shown below.

(Millions of yen)

	Fiscal 2005 (March 31, 2005)
Deferred Tax Assets	
Deficit Carried Forward	21,317
Devaluation of Financial Assets	10,055
Depreciation Expense	9,658
Reserve for Employees' Retirement Benefits	5,085
Inventories and Stored Goods	4,969
Surplus on Reserve for Employees' Bonuses	3,850
Accrued Expenses Payable	3,084
Unrealized Gain on Inventory and Fixed Assets, etc.	1,040
Accrued Enterprise Tax Payable, etc.	260
Reserve for Directors' and Corporate Auditors' Retirement Benefits	243
Other	5,667
Subtotal	65,233
Valuation Reserve	–6,686
Total	58,547
Deferred Tax Liabilities	
Other Securities Valuation Differential	–5,541
Goodwill and Other Intangible Fixed Assets	–1,730
Fixed Asset Reduction Reserve and Others	–1,191
Depreciation Expense	–829
Other	–753
Subtotal	–10,046
Net Deferred Tax Assets	48,500

2. Major components of differences arising between the legal effective tax rate and corporate tax after the application of tax-effect accounting are as follows.

(%)

	Fiscal 2005 (March 31, 2005)
Legal Effective Tax Rate	41.0
(Adjustments)	
Permanently Nondeductible Expenses, such as Entertainment	–173.0
One-Time Differences Due to Consolidation Adjustment	–762.0
Permanently Nontaxable Income, such as Dividends' Received	76.5
Other	35.9
Corporate Tax Burden After Application of Tax-Effect Accounting	–781.6

(Marketable Securities)

1. Other Marketable Securities with Market Values

(Millions of yen)

		Fiscal 2005 (March 31, 2005)			Fiscal 2004 (March 31, 2004)		
		Purchase Price	Book Value	Difference	Purchase Price	Book Value	Difference
Balance Sheet Value Exceeds Purchase Price	(1) Stocks	11,558	26,785	15,227	11,871	26,270	14,398
	(2) Bonds						
	Corporate Bonds	540	564	24	2,802	2,896	93
	(3) Other	202	227	25	730	734	4
	Subtotal	12,300	27,577	15,277	15,404	29,901	14,497
Balance Sheet Value Does Not Exceed Purchase Price	(1) Stocks	625	571	–53	1,709	1,380	–328
	(2) Bonds						
	JGBs, Municipal Bonds	8,828	8,437	–391	—	—	—
	Corporate Bonds	35	34	–0	95	94	–0
	(3) Other	6,788	5,524	–1,264	10,311	8,235	–2,076
	Subtotal	16,278	14,568	–1,708	12,116	9,710	–2,405
Total		28,578	42,146	13,567	27,520	39,612	12,091

2. Other Marketable Securities Sold

(Millions of yen)

Fiscal 2005 (Year ended March 31, 2005)			Fiscal 2004 (Year ended March 31, 2004)		
Sale Price	Total Profit from Sales	Total Losses from Sales	Sale Price	Total Profit from Sales	Total Losses from Sales
59,941	551	—	4,119	118	—

3. Marketable Securities to Which Market Value Does Not Apply

(Millions of yen)

	Fiscal 2005 (March 31, 2005)	Fiscal 2004 (March 31, 2004)
(1) Other Marketable Securities		
FFF	35,006	8,005
Investment Business Limited Liability Partnerships, etc.	19,419	—
Bond Investment Trusts	19,217	11,314
Unlisted Stocks	17,177	17,371
MMF	3,415	1,914
Unlisted Foreign Bonds	2	707
Unlisted Domestic Bonds	—	390
(2) Shares in Subsidiaries and Affiliates		
Subsidiaries	3	1,071
Affiliates	1,222	1,401

4. Other Marketable Securities with Maturities But Not Redeemed

(Millions of yen)

	Fiscal 2005 (March 31, 2005)				Fiscal 2004 (March 31, 2004)			
	Within 1 Year	1-5 Years	5-10 Years	More than 10 Years	Within 1 Year	1-5 Years	5-10 Years	More than 10 Years
(1) Bonds								
JGBs, Municipal Bonds	—	2,151	6,444	—	—	2	—	—
Corporate Bonds	40	535	—	—	724	2,605	—	—
Other Bonds	—	—	—	—	390	—	—	—
(2) Other	18,601	1,845	227	—	11,314	2,089	1,471	—
Total	18,641	4,531	6,671	—	12,429	4,697	1,471	—

(Derivative Transactions)

The Company now discloses its derivative transaction report on EDINET, and thus has omitted such information from this report.

(Retirement Benefits)

1. Overview of Retirement Benefit System

The parent company and its domestic consolidated subsidiaries have set up an employees' pension fund plan, tax-qualified pension plan, and termination allowance plan as part of its defined benefits scheme. In September 2004, the Company shifted part of its employees' pension fund to a termination allowance plan. In October 2004, the Company discontinued part of its previous defined benefits plan and shifted to a defined contribution plan and prepaid termination allowance plan. In some cases, extra retirement benefits are paid when an employee retires. These are accounted for as Retirement Benefit Expenses when incurred.

Certain overseas consolidated subsidiaries also have defined benefit pension plans.

The primary plan is the Shiseido Employees' Pension Fund, in which the parent company and 27 domestic consolidated subsidiaries participate. 27 companies have prepaid termination allowance plans.

2. Retirement Benefit Obligation

(Millions of yen)

	Fiscal 2005 (March 31, 2005)	Fiscal 2004 (March 31, 2004)
a. Projected Benefit Obligation	–176,739	–211,060
b. Pension Asset	149,593	139,691
c. Shortfall of Benefit Obligation [(a) + (b)]	–27,146	–71,369
d. Undisposed of Net Transition Assets (Note 2)	1,172	1,059
e. Unrecognized Actuarial Differential	38,625	45,037
f. Unrecognized Prior Service Cost (decline in liability; Note 3)	–14,446	–14,279
g. Amount Shown on Balance Sheet (Note 2)	–1,358	–1,237
h. Retirement Benefit Reserve [(c) + (d) + (e) + (f) + (g)]	–3,154	–40,788
i. Prepaid Pension Expense	31,768	—
j. Retirement Benefit Reserve [(h) – (i)]	–34,923	–40,788

Notes: 1. This figure pertains to Taiwanese subsidiaries, according to the Taiwanese retirement allowance accounting system.

2. Reasons for incurring prior service cost
   (1) Due to an amendment in regulations covering reductions in the assumed rate of return and conversion rate of the Shiseido Employees' Pension Fund in September 2000, a prior service cost was incurred.
   (2) In November 2001, rules covering the Shiseido Employees' Pension Fund were amended, whereupon the Company changed its retirement allowance system from one based on previous salary to a points system based on qualifications. As a result, a prior service cost (liability decline) was incurred.
   (3) In September 2004, part of the Shiseido Employees' Pension Fund was transferred to a termination allowance plan. As a result, a prior service cost (liability increase) was incurred by the employees' pension fund and a prior service cost (liability decline) was incurred by the termination allowance plan.
3. Some domestic consolidated subsidiaries use the simplified method for the calculation of projected benefit obligation.

3. Retirement Benefit Expenses

(Millions of yen)

	Fiscal 2005 (Year ended March 31, 2005)	Fiscal 2004 (Year ended March 31, 2004)
a. Service Cost (Notes 1, 2, 3, 4)	8,970	13,122
b. Interest Cost	4,728	6,572
c. Expected Return on Fund Management	–5,673	–5,530
d. Amortization of Net Transition Asset (Note 5)	90	94
e. Recognized Actuarial Loss	5,294	9,848
f. Amortization of Prior Service Cost (Note 6)	–2,265	–2,347
g. Retirement Benefit Expense [(a) + (b) + (c) + (d) + (e) + (f)]	11,144	21,760
h. Gain/Loss on Return of Substitutional Portion of Employees' Pension Fund	—	–26,731
i. Gain/Loss from Changes in Retirement Benefit System	–2,566	—
Total [(g) + (h) + (i)]	8,577	–4,971

Notes: 1. Retirement Benefit Expense of the defined contribution plan is accounted for as Service Cost.
2. Retirement Benefit Expense using the simplified method is accounted for as Service Cost.
3. Retirement Benefit Expense in the retirement benefit reserve for corporate officers is accounted for as Service Cost.
4. Amounts in excess of extra retirement allowances or retirement lump-sum grants are accounted for as Service Cost.
5. This figure is expensed in the fiscal year of the Company's Taiwanese subsidiaries, according to the Taiwanese retirement allowance accounting system.
6. Prior service costs described in Note 2 of "2. Retirement Benefit Obligation" were expensed in the fiscal year under review.
7. In addition to the above Retirement Benefit Expense, ¥206 million was accounted for as prepaid termination allowances.

4. Basic Assumptions for Calculating Benefit Obligation

(Shiseido Employees' Pension Fund Plan)

	Fiscal 2005 (Year ended March 31, 2005)	Fiscal 2004 (Year ended March 31, 2004)
a. Period allocation method for estimated retirement benefits	Fixed period standard	(See left)
b. Discount rate	2.5%	(See left)
c. Expected return on plan assets	4.0%	(See left)
d. Number of years for accounting for prior service cost	10 years (expensed based on the straight-line method)	(See left)
e. Number of years for accounting for actuarial calculation discrepancies	10 years (expensed from the following financial year based on the straight-line method)	(See left)

(Going Concerns)

Not applicable

(Per-Share Data)

(Yen)

Fiscal 2005 (Year ended March 31, 2005)		Fiscal 2004 (Year ended March 31, 2004)	
Net assets per share	866.46	Net assets per share	903.74
Net loss per share	21.50	Net income per share	64.94
Net income per share (fully diluted)	—	Net income per share (fully diluted)	64.94

Notes: 1. Net income per share (fully diluted) is not shown for fiscal 2005, because the Company posted a net loss in that year.

2. The bases for calculating net income per share and fully diluted net income per share are shown below.

	Fiscal 2005 (Year ended March 31, 2005)	Fiscal 2004 (Year ended March 31, 2004)
Net income per share		
Net income (¥ millions)	—	27,541
Amount not belonging to common stockholders (¥ millions)	—	610
(Earnings appropriated to directors' bonuses)	—	(143)
(Elimination of surplus due to appropriation of earnings of Chinese subsidiary)	—	(49)
(Elimination of surplus due to revision of South Korean accounting standards)	—	(417)
Net income related to common stock (¥ millions)	—	26,930
Average shares outstanding (1,000 shares)	—	414,722
Net income per share (fully diluted)	—	
Net income adjustment (¥ millions)	—	—
Increase in common stock (1,000 shares)	—	0
(Stock options made available through treasury stock method) (1,000 shares)	—	(—)
(Stock options made available through new share subscription rights) (1,000 shares)	—	(0)
Latent shares not included in fully diluted net income per share calculation due to lack of dilution effect.	—	Stock options made available through treasury stock method: 1,797 thousand shares of common stock Stock options made available through new share subscription rights (1,555 new share subscription rights): 1,555 thousand shares of common stock

5. Status of Production, Orders, and Sales

(1) Production

(Millions of yen)

Segment	Fiscal 2005 (Year ended March 31, 2005)	Fiscal 2004 (Year ended March 31, 2004)	Increase/Decrease % change
Cosmetics	120,108	116,671	+2.9%
Toiletries	25,134	26,693	–5.6%
Others	11,499	10,633	+8.1%
Total	156,742	153,998	+1.8%

Notes: 1. Above figures are based on manufacturing costs.
2. Above figures are exclusive of consumption tax.

(2) Orders

Shiseido Group products are not manufactured to order. Although the Company undertakes some manufacturing on an OEM basis, the amount in financial terms is minimal.

(3) Sales

(Millions of yen)

Segment	Fiscal 2005 (Year ended March 31, 2005)	Fiscal 2004 (Year ended March 31, 2004)	Increase/Decrease % change
Cosmetics	504,760	489,587	+3.1%
Toiletries	60,499	66,396	–8.9%
Others	74,568	68,264	+9.2%
Total	639,828	624,248	+2.5%

Note: Above figures are exclusive of consumption tax.

FILE NO. 82-3311

(Translation)

April 27, 2005

Dear Sirs,

Name of Company: Shiseido Company, Limited
Name of Representative: Morio Ikeda
President & CEO
(Representative Director)
(Code No. 4911, the First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Masato Hashikawa
General Manager of Investor Relations Division
(Tel: 03-3572-5111)

Notice of Stock Options (Stock Acquisition Rights) for the Fiscal Year Ending March 31, 2006

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would propose at its 105th Ordinary General Meeting of Shareholders to be held on June 29, 2005, to issue stock acquisition rights as stock options pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan, as described below:

Description

1. Executive compensation-type stock options

The Company abolished its traditional policy of officers' retirement gratuities, which had been fixed factors, as of June 29, 2004 on which the 104th Ordinary General Meeting of Shareholders was held and has since endeavored to make its executive compensation system in entirety more transparent and objective. The new executive compensation policy is a result of discussions at the Compensation Advisory Committee of the Company after giving full consideration from the perspective of outsiders, including experts.

Under the new executive compensation policy, the portion of basic compensation, which is fixed, has been reduced substantially and the percentage of performance-linked compensation, which fluctuates according to the rates of achievement of performance targets and stock prices, has been raised to approximately 50% from approximately 30% under the previous policy. The performance-linked compensation consists of bonuses payable based on annual performances, the "stock compensation-type stock options as medium-term incentives" based on the targets of the three-year plan, which has started as from April 1, 2005, and the "stock options as long-term incentives", which place emphasis on sharing interests with its shareholders. Thus, the new policy is designed to motivate the officers of the Company to engage in management while having constant awareness of operating results and stock prices from not only single-year but also medium- and long-term perspectives.

1-1 Stock compensation-type stock options as medium-term incentives

(1) Reason for the issuance of stock acquisition rights:

To make the Directors and corporate officers of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company intends to issue stock acquisition rights as stock options, free of charge.

The stock acquisition rights, which are characterized as compensation linked with the stock prices of the Company, are stock compensation-type stock options, the amount of which to be paid in upon the exercise thereof shall be ¥1 per share.

Furthermore, the stock acquisition rights, as medium-term incentives to its Directors and corporate officers implementing its three-year plan, which has started as from April 1, 2005, are exercisable on condition that the specified rate of achievement of targets under the plan be reached.

(2) Outline of the issuance of stock acquisition rights:

1) Qualified grantees of stock acquisition rights:

Directors and corporate officers of the Company.

2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding 410,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in the event that after the issue date of the stock acquisition rights, the Company enters into a merger or consolidation or a corporate separation that requires any adjustment to the said number of shares to be issued or transferred upon exercise of the stock acquisition rights, an adjustment shall be made thereto to the extent it is reasonable, by taking into consideration the terms and conditions of the merger or consolidation or the corporate separation.

3) Total number of stock acquisition rights to be issued:

Not exceeding 410 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item 2) above, an adjustment shall be made similarly to the number of shares to be issued or transferred for each stock acquisition right.

4) Issue price of each stock acquisition right:

Free of charge.

5) Amount to be paid in upon exercise of each stock acquisition right:

The paid-in amount per share to be issued or transferred upon exercise of each stock acquisition right shall be ¥1 and the paid-in amount per stock acquisition right shall be ¥1,000; provided, however, that in case of an adjustment to the number of shares to be issued or transferred for each stock acquisition right, the paid-in amount per stock acquisition right shall be an amount obtained by multiplying the paid-in amount of ¥1 per share by the number of shares as adjusted.

6) Stock acquisition right exercise period:

From July 1, 2008 to June 30, 2011, as determined by the Board of Directors.

7) Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as Director or corporate officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

2. Notwithstanding the above provision, if any grantee of stock acquisition rights leaves office as Director or corporate officer of the Company due to retirement upon expiration of the term of office, his/her death or any other good reason on or after July 28, 2005 up to March 31, 2008, the number of stock acquisition rights that he/she is entitled to exercise shall be reduced in accordance with the period of his/her service as such.

3. Based on the target ratio of 8% of operating income to sales on a consolidated basis for the year ending March 31, 2008, only if and when the rate of achievement of actual performance to the target is 90% or more, any grantee of stock acquisition rights shall be entitled to exercise his/her stock acquisition rights according to the rate of achievement; provided, however, that the rate of achievement so calculated

shall not exceed 110%.

4. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

5. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolutions to be adopted at the 105th Ordinary General Meeting of Shareholders and the meeting of the Board of Directors for the issuance of the stock acquisition rights.

8) Events and conditions to cancel stock acquisition rights:

1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

2. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in a "contract of granting stock acquisition rights" or in the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as the condition of the exercise of the rights stipulated in item 7) above is not satisfied, the Company may cancel his/her stock acquisition rights without consideration.

9) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

1-2 Stock options as long-term incentives

(1) Reason for the issuance of stock acquisition rights:

To link compensation of the Directors and corporate officers of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to issue stock acquisition rights as stock options, free of charge.

The stock acquisition rights are stock options characterized as compensation linked with its stock prices as long-term incentives to the Directors and corporate officers of the Company.

(2) Outline of the issuance of stock acquisition rights:

1) Qualified grantees of stock acquisition rights:

Directors and corporate officers of the Company.

2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding 320,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in the event that after the issue date of the stock acquisition rights, the Company enters into a merger or consolidation or a corporate separation that requires any adjustment to the said number of shares to be issued or transferred upon exercise of the stock acquisition rights, an adjustment shall be made thereto to the extent it is reasonable, by taking into consideration the terms and conditions of the merger or consolidation or the corporate separation.

3) Total number of stock acquisition rights to be issued:

Not exceeding 320 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item 2) above, an adjustment shall be made similarly to the number of shares to be issued or transferred for each stock acquisition right.

4) Issue price of each stock acquisition right:

Free of charge.

5) Amount to be paid in upon exercise of each stock acquisition right:

The paid-in amount per share to be issued or transferred upon exercise of each stock acquisition right shall be the average of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions are not validly made) counting retrospectively from the day immediately preceding the issue date of the stock acquisition rights multiplied by 1.05 (with any fraction of one yen rounded upward to the nearest one yen), provided, however, that such paid-in amount shall not fall below the closing price on the issue date of the stock acquisition rights.

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company issues or transfers new shares at a paid-in price lower than the current market price (exclusive of the issuance or transfer of new shares upon exercise of stock acquisition rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

6) Stock acquisition right exercise period:

From July 1, 2007 to June 28, 2015, as determined by the Board of Directors.

7) Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as Director or corporate officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

2. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

3. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolutions to be adopted at the 105th Ordinary General Meeting of Shareholders and the meeting of the Board of Directors for the issuance of the stock acquisition rights.

8) Events and conditions to cancel stock acquisition rights:

1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

2. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as Director or corporate officer of the Company before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

3. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in the "contract of granting stock acquisition rights", the Company may cancel his/her stock acquisition rights without consideration.

9) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

2. Employee-incentive-type and reward-type stock options

2-1 Employee-incentive-type stock options

(1) Reason for the issuance of stock acquisition rights:

To afford incentives to and raise the morale of the employees of the Company and the directors and employees of the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to issue, free of charge, stock acquisition rights as stock options.

The stock acquisition rights are stock options as incentives to the employees of the Shiseido Group to achieving much improved results while sharing interests with its shareholders.

(2) Outline of the issuance of stock acquisition rights:

1) Qualified grantees of stock acquisition rights:

Employees of the Company and the directors and employees of the Shiseido group companies.

2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding 2,200,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in the event that after the issue date of the stock acquisition rights, the Company enters into a merger or consolidation or a corporate separation that requires any adjustment to the said number of shares to be issued or transferred upon exercise of the stock acquisition rights, an adjustment shall be made thereto to the extent it is reasonable, by taking into consideration the terms and conditions of the merger or consolidation or the corporate separation.

3) Total number of stock acquisition rights to be issued:

Not exceeding 2,200 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item 2) above, an adjustment shall be made similarly to the number of shares to be issued or transferred for each stock acquisition right.

4) Issue price of each stock acquisition right:

Free of charge.

5) Amount to be paid in upon exercise of each stock acquisition right:

The paid-in amount per share to be issued or transferred upon exercise of each stock acquisition right shall be the average of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions are not validly made) counting retrospectively from the day immediately preceding the issue date of the stock acquisition rights multiplied by 1.05 (with any fraction of one yen rounded upward to the nearest one yen), provided, however, that such paid-in amount shall not fall below the closing price on the issue date of the stock acquisition rights.

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company issues or transfers new shares at a paid-in price lower than the current market price (exclusive of the issuance or transfer of new shares upon exercise of stock acquisition rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

6) Stock acquisition right exercise period:

From July 1, 2007 to June 30, 2010, as determined by the Board of Directors.

7) Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as director, corporate officer or employee of the Company or any Shiseido group company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

2. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

3. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolutions to be adopted at the 105th Ordinary General Meeting of Shareholders and the meeting of the Board of Directors for the issuance of the stock acquisition rights.

8) Events and conditions to cancel stock acquisition rights:

1. In the event that a proposition for the approval of a merger agreement under which

the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

2. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as director, corporate officer or employee of the Company or any Shiseido group company before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

3. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in the "contract of granting stock acquisition rights", the Company may cancel his/her stock acquisition rights without consideration.

9) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

2-2 Reward-type stock options

(1) Reason for the issuance of stock acquisition rights:

To afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to issue, free of charge, stock acquisition rights as stock options.

The stock acquisition rights are reward-type stock options for individual performances of individuals and teams of the Company and the Shiseido group companies that substantially contribute to its business performance on a consolidated basis, as a plan to inspire can-do spirits of and afford incentives to the employees.

(2) Outline of the issuance of stock acquisition rights:

1) Qualified grantees of stock acquisition rights:

Directors, corporate officers and employees of the Company and the Shiseido group companies.

2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding 200,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in the event that after the issue date of the stock acquisition rights, the Company enters into a merger or consolidation or a corporate separation that requires any adjustment to the said number of shares to be issued or transferred upon exercise of the stock acquisition rights, an adjustment shall be made thereto to the extent it is reasonable, by taking into consideration the terms and conditions of the merger or consolidation or the corporate separation.

3) Total number of stock acquisition rights to be issued:

Not exceeding 200 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item 2) above, an adjustment shall be made similarly to the number of shares to be issued or transferred for each stock acquisition right.

4) Issue price of each stock acquisition right:

Free of charge.

5) Amount to be paid in upon exercise of each stock acquisition right:

The paid-in amount per share to be issued or transferred upon exercise of each stock acquisition right shall be the average of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions are not validly made) counting retrospectively from the day immediately preceding the issue date of the stock acquisition rights (with any fraction of one yen rounded upward to the nearest one yen), provided, however, that such paid-in amount shall not fall below the closing price on the issue date of the stock acquisition rights.

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company issues or transfers new shares at a paid-in price lower than the current market price (exclusive of the issuance or transfer of new shares upon exercise of stock acquisition rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

6) Stock acquisition right exercise period:

From October 1, 2005 to March 31, 2009, as determined by the Board of Directors.

7) Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as director, corporate officer or employee of the Company or any Shiseido group company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

2. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

3. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolutions to be adopted at the 105th Ordinary General Meeting of Shareholders and the meeting of the Board of Directors for the issuance of the stock acquisition rights.

8) Events and conditions to cancel stock acquisition rights:

1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

2. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as director, corporate officer or employee of the Company or any Shiseido group company before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

3. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in the "contract of granting stock acquisition rights", the Company may cancel his/her stock acquisition rights without consideration.

9) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

- E N D -